Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

AMBER PARENT LIMITED,

AMBER MERGERCO, INC.

and

CHINA FIRE & SECURITY GROUP, INC.

Dated as of May 20, 2011

Exhibits

EXHIBIT A  –  Rollover Agreement

EXHIBIT B  –  Form of Voting Agreement

EXHIBIT C  –  Limited Guarantee

EXHIBIT D  –  Debt Financing Commitment Letter

EXHIBIT E  –  Equity Financing Commitment Letter

AGREEMENT AND PLAN OF MERGER (including the exhibits and disclosure schedules attached hereto, this "Agreement"), dated as of May 20, 2011, by and among Amber Parent Limited, an exempted company incorporated in the Cayman Islands ("Parent"), Amber Mergerco, Inc., a Florida corporation and a wholly-owned Subsidiary of Parent ("Merger Sub"), and China Fire & Security Group, Inc., a Florida corporation (the "Company").  Each of Parent, Merger Sub and the Company are referred to herein as a "Party" and together as the "Parties".

WHEREAS, the respective boards of directors of Parent and Merger Sub have each (i) determined that it is in the best interests of their respective shareholders for Parent to acquire the Company on the terms and subject to the conditions set forth herein, (ii) approved and declared advisable the merger of Merger Sub with and into the Company (the "Merger") upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Florida Business Corporation Act (the "FBCA"), (iii) adopted this Agreement and approved the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby, including the Merger, and (iv) recommended the approval of this Agreement by Parent, as the sole shareholder of Merger Sub;

WHEREAS, the board of directors of the Company (the "Company Board"), acting upon the recommendation of a special committee of independent directors of the Company (the "Special Committee") has (i) determined that it is fair and advisable for Parent to acquire the Company on the terms and subject to the conditions set forth herein, (ii) approved and adopted this Agreement, including the Merger, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the FBCA, and (iii) is recommending that the shareholders of the Company approve the Merger and this Agreement, in each case on the terms and subject to the conditions of this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent's and Merger Sub's willingness to enter into this Agreement, each of (i) the Rollover Shareholders has executed and delivered to Parent a rollover agreement, dated as of the date hereof and attached hereto as Exhibit A, among the Rollover Shareholders, Parent and Merger Sub (together with the schedules and exhibits attached thereto, the "Rollover Agreement"), pursuant to which the Rollover Shareholders will contribute to Parent and/or Merger Sub, subject to the terms and conditions therein, the Rollover Shares, and (ii) the Voting Shareholders has executed and delivered to Parent a voting agreement, dated as of the date hereof, in the form attached hereto as Exhibit B, among such Voting Shareholder, Parent and Merger Sub (each a "Voting Agreement");

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, Parent has delivered to the Company a limited guarantee of Bain Capital Asia Fund, L.P. (the "Guarantor"), dated as of the date hereof and attached hereto as Exhibit C, in favor of the Company with respect to certain obligations of Parent under this Agreement (the "Limited Guarantee"); and

WHEREAS, Parent, Merger Sub and the Company wish to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
DEFINED TERMS AND INTERPRETATION

Section 1.1 Certain Definitions.  For purposes of this Agreement, the term:

(a) "Acceptable Confidentiality Agreement" shall mean a confidentiality agreement with any Person that contains confidentiality and standstill provisions that are not less restrictive to such Person than those provisions contained in the NDA are to Bain Capital Asia, LLC.

(b) "Acquisition Proposal" shall mean any proposal or offer relating to (i) the acquisition, directly or indirectly, of twenty percent (20%) or more of the outstanding Company Shares by any Third Party, (ii) any merger, consolidation, business combination, reorganization, share exchange, sale of assets, recapitalization, equity investment, joint venture, liquidation, dissolution or other transaction which would result in any Third Party directly or indirectly acquiring assets (including capital stock of or interest in any Subsidiary or Affiliate of the Company) representing twenty percent (20%) or more of the assets of the Company and the Company Subsidiaries, taken as a whole, or to which twenty percent (20%) or more of the Company's consolidated revenues, net income and earnings before interest, taxes and depreciation are attributable, (iii) any tender offer or exchange offer, as such terms are defined under the Exchange Act, that, if consummated, would result in any Third Party beneficially owning directly or indirectly twenty percent (20%) or more of the outstanding Company Shares, or (iv) any combination of the foregoing, in each case other than the Merger.

(c) "Affiliate" shall mean a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person, where "control" (including the terms "controlled by" and "under common control with") shall mean the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by Contract or otherwise.

(d) "Blue Sky Laws" shall mean state securities or "blue sky" Laws.

(e) "Business Day" shall mean any day other than a Saturday, Sunday and any day which is a legal holiday under the Laws of New York, Florida, Hong Kong or PRC or is a day on which banking institutions located in New York, Florida, Hong Kong or PRC are authorized or required by Law or other action of any Governmental Entity to close.

(f) "Code" shall mean the United States Internal Revenue Code of 1986, as amended.

(g) "Company Articles of Incorporation" shall mean the Articles of Incorporation of the Company, as filed with the Department of State of the State of Florida on June 17, 2003, as amended and restated and filed with the Department of State of the State of Florida on January 31, 2007 and as further amended and filed with the Department of State of the State of Florida on November 9, 2007.

(h) "Company By-laws" shall mean the Bylaws of the Company adopted by the Company Board, effective as of August 29, 2008, as amended.

(i) "Company Disclosure Schedule" shall mean the disclosure schedule delivered by the Company to Parent concurrently with the execution and delivery of this Agreement (it being understood that (i) any matter disclosed in any section of the Company Disclosure Schedule shall be deemed to be disclosed in any other section of the Company Disclosure Schedule to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such other section, other than, in each case, any matters required to be disclosed for purposes of Section 4.2 (Capitalization) of this Agreement which matters shall be specifically disclosed in Section 4.2 of the Company Disclosure Schedule, and (ii) the disclosure of any matter or item in the Company Disclosure Schedule shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms "material," "materially," "materiality" or "Company Material Adverse Effect" or any word or phrase of similar import and does not mean that such matter or item would, alone or together with any other matter or item, have a Company Material Adverse Effect).

(j) "Company Material Adverse Effect" shall mean any fact, event, circumstance, development, condition, change, occurrence or effect, individually or in the aggregate with all other facts, events, circumstances, developments, conditions, changes, occurrences or effects, that (i) is or reasonably would be expected to be materially adverse to the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries taken as a whole, or (ii) prevents or reasonably would be expected to prevent the consummation of the transactions contemplated by this Agreement in accordance with its terms; provided that in no event shall any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been, a "Company Material Adverse Effect": (A) changes affecting the economic conditions or financial markets generally in any country or region in which the Company or any Company Subsidiary conducts business; (B) changes in (x) GAAP, (y) any applicable laws, rules or regulations or (z) directives or policies of a Governmental Entity of general applicability that are binding on the Company or the Company Subsidiaries other than as a result of any breach by the Company, any Company Subsidiary or any of their Representatives of any such directives, policies or other Laws or, in the case of (y) or (z), any interpretation thereof after the date hereof; (C) changes that are the result of factors generally affecting the industries in which the Company and the Company Subsidiaries operate; (D) effects resulting from the public announcement of this Agreement and the transactions contemplated hereby, including, without limitation, the initiation of litigation or other legal proceeding by any Person with respect to this Agreement or the transactions contemplated hereby or any losses of employees; (E) the Company's failure to meet any estimates, forecasts or expectations of the

Company's revenue, earnings or other financial performance or results of operation or a change in the Company's credit ratings (it being understood that any fact, event, circumstance, development, condition, change, occurrence or effect causing, contributing to or resulting from such failure to meet any estimates, forecasts or expectations or such change in credit ratings may be taken into account in determining whether a Company Material Adverse Effect has occurred or reasonably would be expected to occur); (F) natural disasters, declarations of war, acts of sabotage or terrorism or armed hostilities, in each case occurring after the date hereof; (G) changes in the market price or trading volume of the Company Shares (it being understood that any fact, event, circumstance, development, condition, change, occurrence or effect causing or contributing to such change in market price or trading volume may be taken into account in determining whether a Company Material Adverse Effect has occurred or reasonably would be expected to occur); (H) actions taken (or omitted to be taken) at the request of Parent; or (I) effects resulting from the identity of Parent or its Affiliates; provided that facts, events, circumstances, developments, conditions, changes, occurrences or effects set forth in clauses (A), (B), (C) and (F) above shall be taken into account in determining whether a "Company Material Adverse Effect" has occurred or reasonably would be expected to occur if and to the extent such facts, events, circumstances, developments, conditions, changes, occurrences or effects individually or in the aggregate have a materially disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, relative to the other participants in the industries and geographic markets in which the Company and the Company Subsidiaries conduct their businesses.

(k) "Company Option" shall mean any option to acquire Company Shares issued or granted pursuant to any Company Share Plan.

(l) "Company Plans" shall mean all medical, dental, life insurance, equity (including the Company Share Plans), bonus or other incentive compensation, disability, salary continuation, severance, retention, retirement, pension, deferred compensation or any other material policy, plan or agreement (i) established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Company or any Company Subsidiary on behalf of any employee, officer, director, shareholder or other service provider of the Company or any Company Subsidiary (whether current, former or retired) or their beneficiaries, or (ii) with respect to which the Company or any Company Subsidiary has any current or potential liability or obligation.

(m) "Company Restricted Share" shall mean Company Shares awarded under the Company's 2008 Omnibus Long Term Incentive Plan pursuant to the terms of a Restricted Stock Award Agreement in the form previously provided to Parent to the extent the vesting date for any such Company Share as set forth in Section 4.2(a) of the Disclosure Schedule falls after the Closing date.

(n) "Company Shares" shall mean the shares of common stock of the Company, par value $0.001 per share.

(o) "Company Termination Fee" shall mean (i) an amount in cash equal to $6,400,000 if the Company Termination Fee becomes payable (x) pursuant to (A) Section 8.2(b)(i) in connection with a termination of this Agreement pursuant to

Section 8.1(c)(iv) or Section 8.1(c)(v) or (B) Section 8.2(b)(ii) in connection with a termination of this Agreement pursuant to Section 8.1(d)(ii); provided that in each of (A) and (B) prior to or concurrently with such termination the Company enters into an Alternative Acquisition Agreement with either (1) any Person or group (other than Parent, Merger Sub or any Former Bidder) prior to the Solicitation Period End Date or (2) a Continuing Party (other than any Former Bidder) prior to the Cut-Off Date, or (y) pursuant to Section 8.2(b)(iii) in connection with a termination of this Agreement pursuant to Section 8.1(b)(iii) or (ii) an amount in cash equal to $8,500,000 in all other circumstances.

(p) "Continuing Party" shall mean any Person or group (other than Parent or Merger Sub) (i) from whom the Company has received, after the date of this Agreement and prior to the Solicitation Period End Date, (x) a written Acquisition Proposal that the Special Committee determines, as of the Solicitation Period End Date, in good faith (after consultation with its independent financial advisor and outside legal counsel) is bona fide and would reasonably be expected to result in a Superior Proposal and (y) a written representation by such Person or group to the effect that such Person and the other members of such group, if any, who were members of such group immediately prior to the Solicitation Period End Date will provide at least 50% of the equity financing (measured by both voting power and value) to be provided by such group at all times from the date of the making of the Acquisition Proposal through the consummation of the Acquisition Proposal, and (ii) is engaged in good faith discussions with the Company with respect to such Acquisition Proposal immediately prior to the Solicitation Period End Date.

(q) "Contract" shall mean any note, bond, mortgage, indenture, Lease, license, permit, concession, franchise, contract, agreement, arrangement, plan or other instrument, right or obligation.

(r) "Debt Financing Period" shall mean the first period of ten (10) consecutive Business Days commencing after the date hereof and throughout which:

(i) Parent shall have the Required Financial Information;

(ii) the conditions set forth in Section 7.1 have been satisfied or waived by Parent (other than those conditions that by their terms are not capable of being satisfied until the Closing, but subject to the satisfaction of such conditions at the Closing); and

(iii) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.2 to fail to be satisfied (other than those conditions that by their terms are not capable of being satisfied until the Closing, but subject to the satisfaction of such conditions at the Closing), assuming that such conditions were applicable at any time during such 10-consecutive-Business-Day period.

(s) "Environmental Laws" shall mean any Law relating to pollution, the protection of the environment, public health and safety, occupational health and safety or fire safety.

(t) "Equity Interest" shall mean any share, capital stock, registered capital, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or any other instrument or right the value of which is based on any of the foregoing.

(u) "Exchange Act" shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(v) "Exercise Price" shall mean with respect to any Company Option, the exercise price or purchase price per Company Share underlying such Company Option.

(w) "Former Bidder" shall mean any (i) Person or group that has submitted any Acquisition Proposal prior to the date hereof, whether or not such Acquisition Proposal was subsequently withdrawn or abandoned by such Person or group or rejected or abandoned by the Company, or (ii) member of a group or Affiliate of a Person or group referred to in clause (i) of this definition.

(x) "Fund Manager" shall mean Bain Capital Partners, LLC.

(y) "GAAP" shall mean the United States generally accepted accounting principles.

(z) "Governmental Entity" shall mean any and all PRC (including any subdivision, municipality, province or locality of the PRC), United States federal, state or local or other non-United States or Non-PRC governmental, administrative, judicial or regulatory Person or any instrumentality thereof, authority, agency, department, bureau, commission, body, court, self regulatory organization, or other legislative or judicial governmental entity or arbitrator.

(aa) "Hazardous Material" shall mean (i) any petroleum products or byproducts, radioactive materials, asbestos, polychlorinated biphenyls, noise, odor or mold, (ii) any waste, material or substance defined as a "hazardous substance," "hazardous material," or "hazardous waste," "pollutant," "contaminant," or words of similar import, under any applicable Environmental Law or (iii) any other substances for which liability or standards of conduct can be imposed under Environmental Laws.

(bb) "Indebtedness" shall mean, without duplication, (i) any indebtedness for borrowed money or issued in substitution for, or exchange of, indebtedness for borrowed money, (ii) any indebtedness evidenced by any note, bond, debenture or other debt security or under any swap, cap, future or other derivative financial instrument, (iii) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business), (iv) any obligation in respect of outstanding letters of credit, acceptances and similar obligations created for the account of such Person, (v) any commitment by which a Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), (vi) any obligations under capitalized leases with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, (vii) any indebtedness secured by a Lien on a Person's assets and (viii) any guarantee (including guarantees in the form of an agreement to repurchase or reimburse) of any indebtedness, including such obligations described in clauses (i) through (vii) of this definition.

(cc) "Intellectual Property" shall mean, collectively, all intellectual property rights, including all (i) patents, patent applications, patent disclosures and industrial designs, (ii) trademarks, service marks, trade dress, logos, designs, slogans, trade names, corporate names and domain names, and other source indicators, registrations and applications for registration for each of the foregoing (collectively, "Marks"), (iii) copyrights and copyrightable works, and registrations and applications for registration for each of the foregoing, (iv) trade secrets and confidential information (including, to the extent confidential, ideas, recipes, specifications, concepts, methods, processes, techniques, formulae, compositions, inventions, know-how, technology, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans, and customer and supplier lists and information), (v) software (in both source code and object code form), data, databases and documentation related to any of the foregoing, (vi) privacy rights and data protection rights, and (vii) registrations and applications for any of the foregoing.

(dd) "Intervening Event" shall mean a material event, occurrence or development that affects the business, assets or operations of the Company or the Company Subsidiaries that was not known or reasonably foreseeable to either the Company Board or the Special Committee on the date of this Agreement, which event, occurrence or development becomes known to the Company Board or the Special Committee before receipt of the Shareholder Approval; provided that in no event shall (i) any action taken by any Party pursuant to or in compliance with the terms of this Agreement or the consequences of any such action, constitute an Intervening Event and (ii) the receipt, existence of or terms of an Acquisition Proposal or a Superior Proposal or any inquiry relating thereto or the consequences thereof constitute an Intervening Event.

(ee) "Knowledge" shall mean (i) in the case of the Company, the actual knowledge of Mr. Weigang Li, Mr. Brian Lin, Mr. Weishe Zhang, Mr. Tongzhou Qin and Mr. Bin Gu after reasonable inquiry, and (ii) in the case of Parent, Merger Sub or any other member of the Parent Group, the actual knowledge of each director thereof after reasonable inquiry.

(ff) "Law" shall mean any Order or any PRC (including any subdivision, municipality, province or locality of the PRC), United States federal, state or local or other non-United States or Non-PRC law, statute, treaty, convention or ordinance, common law, or any rule, regulation, standard, directive, requirement, policy, license or permit of any Governmental Entity.

(gg) "Leased Real Property" shall mean all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any Company Subsidiary.

(hh) "Leases" shall mean all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which the Company or any Subsidiary holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any Subsidiary thereunder.

(ii) "Lien" shall mean any mortgage, pledge, security interest, encumbrance, lien, license or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof) and, with respect to Equity Security, any right of first refusal, right of first offer, transfer restriction or call option.

(jj) "Merger Communication" shall mean, with respect to the Company, any document or other written communication prepared by or on behalf of the Company or any Company Subsidiary, or any document or other material or information posted or made accessible on the website of the Company or any Company Subsidiary (whether in written, video or oral form via webcast, hyperlink or otherwise), that is related to any of the transactions contemplated by this Agreement and, if reviewed by a shareholder of the Company, could reasonably be considered to constitute a "solicitation" of "proxies" (in each case, as defined in Rule 14a-1 of the Exchange Act) with respect to the Merger.

(kk) "NDA" shall mean that certain confidentiality agreement, dated as of December 24, 2010, between the Company and Bain Capital Asia, LLC, as such agreement may be amended from time to time.

(ll) "Nasdaq" shall mean The Nasdaq Stock Market.

(mm) "Order" shall mean any order, judgment, writ, stipulation, settlement, award, injunction, decree, arbitration award or finding of any Governmental Entity.

(nn) "Overseas Subsidiary" shall mean each Company Subsidiary incorporated outside of the PRC.

(oo) "Owned Real Property" shall mean all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any Company Subsidiary (in the case of land located in the PRC, with respect to which the Company or any Company Subsidiary is granted long term land use rights).

(pp) "Parent Termination Fee" shall mean (i) an amount in cash equal to $8,500,000 if the Parent Termination Fee becomes payable pursuant to Section 8.2(c)(i) in connection with a termination of this Agreement pursuant to Section 8.1(c)(ii) or (ii) an amount in cash equal to $10,700,000 in all other circumstances.

(qq) "Permitted Encumbrances" shall mean, with respect to each Owned Real Property: (i) real estate Taxes, assessments and other governmental levies, fees or charges imposed with respect to such real property which are not due and payable as of the Closing Date, or which are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, (ii) mechanics liens and similar liens for labor, materials or supplies provided with respect to such real property incurred in the ordinary course of business for amounts which are not due and payable and which shall be paid in full and released at Closing, (iii) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (iv) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon, and (v) nonexclusive licenses of or other nonexclusive grants of rights to use Intellectual Property entered into in the ordinary course of business.

(rr) "Permits" shall mean all permits, licenses, franchises, approvals, registrations, filings, qualifications, certificates, certifications, consents, approvals and Orders of all Governmental Entities.

(ss) "Person" shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, Governmental Entity or other entity.

(tt) "PRC" shall mean the People's Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

(uu) "PRC Anti-Monopoly Bureau" shall mean the Anti-Monopoly Bureau of the Ministry of Commerce.

(vv) "PRC Anti-Monopoly Law" shall mean the PRC Anti-Monopoly Law adopted on August 1, 2008, as amended.

(ww) "PRC Resident" shall have the meaning as set forth in SAFE Circular 75.

(xx) "PRC Subsidiary" shall mean all Company Subsidiaries organized under the Laws of the PRC.

(yy) "Representatives" shall mean, with respect to any Person, such Person's Affiliates and such Person and its Affiliates' respective directors, officers, employees, members, partners, accountants, consultants, advisors, attorneys, agents and other representatives.

(zz) "RMB" shall mean renminbi, the legal currency of the PRC.

(aaa) "Rollover Shareholders" shall mean each of Li Brothers Holdings Inc., Vyle Investment Inc., Small Special Technology Inc. and Jin Zhan Limited.

(bbb) "SAFE" shall mean the State Administration of Foreign Exchange of the PRC.

(a) "SAFE Circular 75" means Circular 75, issued by SAFE on October 21, 2005, titled "Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles", effective as of November 1, 2005 together with its implementing rules, issued by SAFE on May 29, 2007 and effective as of the same day, titled "Implementation Guidance Relating to Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles", or any successor rule or regulation under PRC Law.

(b) "SAFE Circular 78" means Circular 78, issued by SAFE on March 28, 2007, titled "Notice of the SAFE on Foreign Exchange Administration of the Involvement of Domestic Individuals in the Employee Stock Ownership Plans and Share Option Schemes of Overseas Listed Companies", effective as of March 28, 2007, or any successor rule or regulation under PRC Law.

(c) "Sarbanes-Oxley Act" shall mean the United States Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

(d) "SEC" shall mean the United States Securities and Exchange Commission.

(e) "Securities Act" shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(f) "Shareholder Approval" shall mean the approval of this Agreement and the transactions contemplated hereby (including the Merger) by (i) holders of at least seventy-five percent (75%) of the outstanding Company Shares and (ii) holders of more than fifty percent (50%) of the outstanding Company Shares (excluding any Company Shares held by (x) the Rollover Shareholders, (y) the Voting Shareholders and/or (z) any holders of Company Shares who have entered into voting agreements or other shareholder support agreements with Parent, Merger Sub or their Affiliates following the date hereof agreeing to vote in favor of the Merger).

(g) "Subsidiary" or "Subsidiaries" of any Person shall mean (a) any corporation of which a majority of the Equity Interests entitled to vote generally in the election of directors thereof, at the time as of which any determination is being made, are owned, directly or indirectly, by such Person, and (b) any joint venture, general or limited partnership, limited liability company or other legal entity in which such Person is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or the general partner or the managing member.

(h) "Superior Proposal" shall mean a bona fide written Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to fifty percent (50%)) that is not obtained in violation of Section 6.4 of this Agreement and which the Company Board (upon recommendation of the Special Committee) determines in good faith, if consummated, would result in a transaction more favorable to the shareholders of the Company from a financial point of view than the transactions provided for in this Agreement after (i) consultation with its independent nationally recognized financial advisor and outside legal counsel and (ii) taking into consideration such factors as the Special Committee considers appropriate, which shall include, among other things, all of the terms, conditions, financing, regulatory approvals, expected timing and risk and likelihood of consummation and other relevant events and circumstances (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of determination).

(i) "Tax Returns" shall mean any application, report, filing, election or return (including any information return) or statement filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedules, attachments, supplements or amendments thereto.

(j) "Tax" or "Taxes" shall mean any and all PRC (including any subdivision, municipality, province or locality of the PRC), U.S. federal, state or local or other non-U.S. taxes, assessments, charges, duties, levies or other similar governmental charges, including all income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, real estate, deed, land use, excise, severance, windfall profits, stamp, stamp duty reserve, license, payroll, withholding (as payor or payee), ad valorem, value added, unclaimed property, escheat, alternative or add-on minimum, environmental, customs, social security (or similar), unemployment, sick pay, disability, registration and other taxes, assessments, charges, duties, levies or other similar governmental charges, whether disputed or not, together with all estimated taxes, deficiency assessments, additions to tax, penalties and interest and any obligations with respect to such amounts arising as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or under any agreements or arrangements with any other Person and including any liability for Taxes of another Person.

(k) "Third Party" shall mean any Person or group other than the Company, the Company Subsidiaries, the Parent Group or any Person in the Parent Group.

(l) "Transaction Agreements" shall mean this Agreement, the Voting Agreements, the Rollover Agreement, the Equity Financing Commitment Letter, the Limited Guarantee, the Debt Financing Commitment Letter and the Debt Financing Agreements.

(m) "Treasury Regulations" shall mean regulations promulgated by the United States Department of the Treasury under the Code, as amended.

(n) "Unvested Company Option" shall mean any Company Option other than a Vested Company Option.

(o) "Vested Company Option" shall mean any Company Option that shall have become vested on or prior to the Closing Date in accordance with (x) the terms of the Company Share Plan pursuant to which such Company Option was issued or (y) any written grant agreement executed and delivered by the Company prior to the date hereof, in each case other than as a result of any acceleration of vesting caused by, resulting from or arising in connection with the transactions contemplated by this Agreement and as and to the extent the vesting date with respect to such Company Option set forth in Section 4.2(a) of the Company Disclosure Schedule falls on or prior to the Closing Date.

(p) "Voting Shareholders" shall mean each of Li Brothers Holdings Inc., China Honour Investment Limited, Jin Zhan Limited, Vyle Investment Inc., Small Special Technology Inc., Weigang Li, Brian Lin and Weishe Zhang.

Section 1.2 Terms Defined Elsewhere.  The following terms are defined elsewhere in this Agreement, as indicated below:

Action	Section 4.12
Agreement	Preamble
Alternate Financing	Section 6.6(a)
Alternative Acquisition Agreement	Section 6.4(d)(ii)
Anti-Corruption Laws	Section 4.5(b)
Articles of Merger	Section 2.3
Bankruptcy and Equity Exception	Section 4.3(a)
Buyer Group Contracts	Section 5.12
Certificates	Section 3.2(b)
claim	Section 5.9
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Adverse Recommendation Change	Section 6.4(d)(i)
Company Board	Recitals
Company Financial Advisor	Section 4.3(b)
Company Financial Statements	Section 4.6(b)
Company Group	Section 8.2(f)(i)
Company Intellectual Property	Section 4.14(b)
Company Material Contract	Section 4.11(a)
Company Preferred Stock	Section 4.2(a)
Company Recommendation	Section 4.3(b)
Company Representatives	Section 6.3(a)
Company SEC Filings	Section 4.6(a)
Company Shareholders Meeting	Section 6.2(e)
Company Subsidiary	Section 4.1
Cut-Off Date	Section 6.4(b)
D&O Insurance	Section 6.12(b)
debt	Section 5.9
Debt Financing	Section 5.6

Debt Financing Agreements	Section 6.6(a)
Debt Financing Commitment Letter	Section 5.6
Dissenting Shares	Section 3.1(a)
Dissenting Shareholders	Section 3.1(a)
Effective Time	Section 2.3
End Date	Section 8.1(b)(i)
Equity Financing	Section 5.6
Equity Financing Commitment Letter	Section 5.6
Exchange Fund	Section 3.2(a)
FBCA	Recitals
Fee Letter	Section 5.6
Financing	Section 5.6
Financing Commitment Letters	Section 5.6
Guarantor	Recitals
Indemnified Parties	Section 6.12(a)
Investments	Section 4.2(d)
Lenders	Section 5.6
Limited Guarantee	Recitals
Merger	Recitals
Merger Consideration	Section 3.1(a)
Merger Sub	Preamble
New Financing Documents	Section 6.6(a)
Parent	Preamble
Parent Expenses	Section 8.2(d)
Parent Group	Section 8.2(f)(i)
Parent Representatives	Section 6.3(a)
Party	Preamble
Paying Agent	Section 3.2(a)
Proxy Statement	Section 6.2(a)
Record Date	Section 6.2(e)(ii)
Required Financial Information	Section 6.7(d)
Rollover Agreement	Recitals
Rollover Shares	Section 5.6
Schedule 13E-3	Section 6.2(b)
SEC Reports	Article IV
Solicitation Period End Date	Section 6.4(a)
Solvent	Section 5.9
Special Committee	Recitals
Sponsors	Section 5.6
Superior Proposal Notice Period	Section 6.4(e)(ii)
Surviving Corporation	Section 2.1

Takeover Statute	Section 4.18(a)
Transaction Litigation	Section 6.8
Voting Agreement	Recitals

Section 1.3 Interpretation.  In this Agreement, unless otherwise specified, the following rules of interpretation apply:

(a) references to Sections, Schedules, Annexes, Exhibits, Clauses and Parties are references to sections or sub-sections, schedules, annexes, exhibits and clauses of, and parties to, this Agreement;

(b) references to any Person include references to such Person's successors and permitted assigns;

(c) words importing the singular include the plural and vice versa;

(d) words importing one gender include the other gender;

(e) references to the word "including" do not imply any limitation;

(f) references to months are to calendar months;

(g) the words "hereof", "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(h) references to "$" refer to U.S. dollars; and

(i) a defined term has its defined meaning throughout this Agreement and in each Exhibit and Schedule to this Agreement, regardless of whether it appears before or after the place where it is defined.

ARTICLE II
THE MERGER

Section 2.1 The Merger.  Upon the terms and subject to satisfaction of the conditions set forth in this Agreement or waiver by the Party having the benefit of such condition, and in accordance with the FBCA, Merger Sub shall be merged with and into the Company at the Effective Time.  As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

Section 2.2 Closing.  Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") shall take place on a day that is a Business Day (a) at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York at 10:00 a.m., local time, no later than the second Business Day following the satisfaction of the conditions set forth in Article VII (other than (i) those conditions that are waived in accordance with the terms of this Agreement by the Party or Parties for whose benefit such conditions exist and (ii) any such conditions, which by their terms, are not capable of being satisfied until the Closing (but subject to their satisfaction or waiver prior to or at the Closing)); provided that, if the Debt Financing Period has not ended at the time of the satisfaction or waiver (by the Party or Parties for whose benefit such conditions exist) of all of the conditions set forth in Article VII (excluding any such conditions which by their terms are not capable of being satisfied until the Closing (but subject to their satisfaction or waiver prior to or at the Closing)), the Closing shall not occur until the earlier of (A) a date during the Debt Financing Period specified by Parent on two (2) Business Days' written notice to the Company and (B) the first (1st) Business Day immediately following the final day of the Debt Financing Period (subject in each case to the satisfaction or waiver of all of the conditions set forth in Article VII for the Closing as of the date determined pursuant to this proviso) or (b) at such other place, time and/or date as the Parties may otherwise agree.  The date upon which the Closing actually occurs is referred to herein as the "Closing Date".  For the avoidance of doubt, a condition set forth in Article VII may only be waived in writing by the party or parties entitled to such condition under this Agreement.

Section 2.3 Effective Time.  As soon as practicable on the Closing Date, the Parties shall cause articles of merger (the "Articles of Merger") satisfying the requirements of Sections 607.0120 and 607.1105 of the FBCA to be executed and filed in accordance with the FBCA and the terms of this Agreement.  The Merger shall become effective at such time as the Articles of Merger is duly filed with the Department of State of the State of Florida or at such other time as is specified by the Parties as the Effective Time in the Articles of Merger (the "Effective Time").

Section 2.4 Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and in the applicable provisions of the FBCA.  Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.5 Articles of Incorporation; By-laws

(a) At the Effective Time, the Articles of Incorporation of the Surviving Corporation shall, subject to Section 6.12 hereof, be amended in its entirety to contain the provisions set forth in the Articles of Incorporation of Merger Sub as in effect immediately prior to the Effective Time until duly amended as provided therein or by applicable Laws.

(b) At the Effective Time, the By-laws of the Surviving Corporation shall, subject to Section 6.12 hereof, be amended in their entirety to contain the provisions set forth in the By-laws of Merger Sub as in effect immediately prior to the Effective Time until duly amended as provided therein or by applicable Laws.

Section 2.6 Directors and Officers

(a) The Parties shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and By-laws of the Surviving Corporation.

(b) The Parties shall take all actions necessary so that the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and By-laws of the Surviving Corporation.

ARTICLE III
CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

Section 3.1 Conversion of Securities At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or its shareholders, the following shall occur:

(a) Conversion Generally.  Each Company Share issued and outstanding immediately prior to the Effective Time (other than any (i) Company Shares to be cancelled pursuant to Section 3.1(b), (ii) Company Shares which are held by shareholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Sections 607.1301-607.1333 of the FBCA (such Company Shares, the "Dissenting Shares" and such shareholders, the "Dissenting Shareholders") and (iii) Rollover Shares) shall be converted, subject to Section 3.2(d), into the right to receive $9.00 in cash, payable to the holder thereof, without interest (the "Merger Consideration"). At the Effective Time, all such Company Shares shall cease to be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Certificate which immediately prior to the Effective Time represented any such shares shall thereafter represent only the right to receive the Merger Consideration therefor.

(b) Cancellation of Certain Shares.  Each (i) Company Share (including Rollover Shares) held by Parent, Merger Sub, the Company or any Company Subsidiary immediately prior to the Effective Time and (ii) Rollover Share shall be cancelled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

(c) Merger Sub.  Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and be exchanged for one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(d) Change in Shares.  If between the date of this Agreement and the Effective Time the outstanding Company Shares shall have been changed into a different number of shares or a different class, solely by reason of any stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction, the Merger Consideration shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction and to provide to the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such action.

Section 3.2 Exchange of Certificates.

(a) Paying Agent.  Prior to the Closing, Parent or Merger Sub shall appoint a bank or trust company reasonably satisfactory to the Company to act as the paying agent (the "Paying Agent") for making the payments required to be made at the Effective Time under Section 3.1 and Section 3.5 and in connection therewith, shall enter into an agreement with the Paying Agent in a form reasonably satisfactory to Merger Sub and the Company.  Prior to the Closing, Merger Sub shall deposit or shall cause to be deposited with the Paying Agent, for the benefit of the holders of Company Shares and Vested Company Options, cash in U.S. dollars in an amount sufficient to pay the aggregate amount of the Merger Consideration payable in connection with the Merger pursuant to Section 3.1 in exchange for outstanding Company Shares and the aggregate amount payable at the Effective Time pursuant to Section 3.5 in respect of Vested Company Options (collectively, such cash being hereinafter referred to as the "Exchange Fund").  Merger Sub shall cause the Paying Agent to promptly deliver the Merger Consideration contemplated to be paid pursuant to Section 3.1 and the aggregate amounts to be paid at the Effective Time in respect of Vested Company Options pursuant to Section 3.5 out of the Exchange Fund.  The Exchange Fund shall be invested by the Paying Agent as directed by Merger Sub or, after the Effective Time, the Surviving Corporation; provided that: (i) no such investment or losses thereon shall affect the Merger Consideration payable under Section 3.1 and the payments to be made pursuant to Section 3.5; (ii) no such investment shall have maturities that would reasonably be expected to prevent or delay payments to be made pursuant to Section 3.1 and Section 3.5, and (iii) such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available).  If for any reason (including investment losses) the cash in the Exchange Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder (including as a result of any Dissenting Shareholder effectively withdrawing its demand for, or losing its right to, appraisal rights), Merger Sub or, after the Effective Time, the Surviving Corporation shall promptly deposit or cause to be deposited cash in immediately available funds into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.  Any net profit resulting from, or interest or income produced by, such investments shall become part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable at the Effective Time under Section 3.1 and (in respect of Vested Company Options) Section 3.5 should be returned to the Surviving Corporation or Parent, as directed by Parent.  The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures.  Promptly following the Effective Time (but in no event later than three (3) Business Days following the Effective Time), Parent shall instruct the Paying Agent to mail to each holder of record of a Certificate or Certificates which immediately prior to the Effective Time represented outstanding Company Shares (the "Certificates", it being understood that any references herein to "Certificates" shall be deemed to include references to book-entry account statements relating to the ownership of Company Shares) (i) a letter of transmittal in customary form and with such other provisions as Parent and the Company may determine prior to the Closing (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent (or, if such shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such shares on a book-entry account statement)) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be reasonably required pursuant to such instructions (or, if such shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such shares on a book-entry account statement), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration which such holder has the right to receive in respect of the Company Shares formerly represented by such Certificate, to be mailed, made available for collection by hand or delivered by wire transfer, as elected by the surrendering holder, within three (3) Business Days following the later to occur of (i) the Effective Time and (ii) the Paying Agent's receipt of such Certificate (or, if such shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such shares on a book-entry account statement), and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any Merger Consideration payable to holders of Certificates. In the event of a transfer of ownership of Company Shares which is not registered in the transfer records of the Company, the Merger Consideration may be issued to a transferee if the Certificate representing such Company Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid or reported, as required. Until surrendered as contemplated by this Section 3.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration or the right to demand to be paid the "fair value" of the shares represented thereby as contemplated by Section 3.3.

(c) Further Rights in Company Shares.  All Merger Consideration paid in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Shares.

(d) Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of Company Shares for nine (9) months after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any holders of Company Shares who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation, and the Surviving Corporation shall remain liable, for payment of their claims for the Merger Consideration, without any interest thereon, to which such holders may be entitled.

(e) No Liability.  None of Parent, the Company or the Surviving Corporation shall be liable to any holder of Company Shares for any cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(f) Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against Parent or the Surviving Corporation with respect to such lost, stolen or destroyed Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration without any interest thereon.

(g) No Further Dividends.  No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificates.

(h) Withholding.

(i) Parent, Merger Sub, the Paying Agent, and the Company (and any other Person that has a payment obligation pursuant to this Agreement) shall only be entitled to deduct and withhold or cause to be deducted and withheld from the consideration otherwise payable pursuant to this Agreement such Taxes imposed under PRC Law or under the Code that are (A) specifically provided for in Section 3.2(h) of the Company Disclosure Schedule, (B) required as a result of a change in relevant Law or published administrative practice by a Governmental Entity on or prior to the Closing Date or (C) required pursuant to a written notice received from any Governmental Entity on or prior to the Closing Date.

(ii) Parent, Merger Sub, the Paying Agent and the Company (and any other Person that has a payment obligation pursuant to this Agreement) shall be entitled to deduct and withhold or cause to be deducted and withheld from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Law other than PRC Law or under the Code.

(iii) In the event that Parent, Merger Sub, the Paying Agent or the Company (or any other Person that has a payment obligation pursuant to this Agreement) determines that withholding is required under applicable Law and permitted under this Agreement, Parent shall so notify the Company in writing at least five days prior to the Closing Date (or as soon as practicable prior to the Closing Date if the circumstances giving rise to such withholding obligation occur less than five days prior to the Closing Date) to provide the shareholders of the Company with sufficient opportunity to provide any forms or documentation or take such other steps in order to avoid such withholding.  To the extent that amounts are deducted or withheld under applicable Law, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

Section 3.3 Dissenters' Rights. Notwithstanding anything in this Agreement to the contrary, if any Dissenting Shareholder shall demand to be paid the "fair value" of its Dissenting Shares, as provided in Sections 607.1301-607.1333 of the FBCA, such Dissenting Shares shall not be converted into or exchangeable for the right to receive the Merger

Consideration (except as provided in this Section 3.3) and shall entitle such Dissenting Shareholder only to payment of the fair value of such Dissenting Shares, in accordance with Sections 607.1301-607.1333 of the FBCA, unless and until such Dissenting Shareholder withdraws (in accordance with Section 607.1323(2) of the FBCA) or effectively loses the right to dissent. The Company shall not, except with the prior written consent of Parent, voluntarily make (or cause or permit to be made on its behalf) any payment with respect to, or settle or offer to settle, any such demand for payment of fair value of Dissenting Shares prior to the Effective Time. The Company shall give Parent prompt notice of any such demands prior to the Effective Time and Parent shall have the right to participate in and control all negotiations and proceedings with respect to any such demands. If any Dissenting Shareholder shall have failed to perfect or effectively withdrawn or lost the right to be paid the fair value under Sections 607.1321 and 607.1323 of the FBCA, then the Dissenting Shares held by such Dissenting Shareholder shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration pursuant to Section 3.1.

Section 3.4 Share Transfer Books.  At the Effective Time, the share transfer books of the Company shall be closed (after giving effect to the items contemplated by this Article III) and thereafter, there shall be no further registration of transfers of Company Shares theretofore outstanding on the records of the Company. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to such Company Shares except as otherwise provided herein or by Law.

Section 3.5 Company Options and Company Restricted Shares.

(a) Equity Award Waivers.  Prior to the Effective Time, the Company shall use its reasonable best efforts to obtain all necessary waivers, consents or releases, in form and substance reasonably satisfactory to Parent, from holders of Company Options and Company Restricted Shares or other equity awards under the Company Share Plans and take all such other action, without incurring any liabilities in connection therewith, as Parent may deem to be necessary to give effect to the transactions contemplated by this Section 3.5. As promptly as practicable following the date of this Agreement, the Company Board (or, if appropriate, any committee thereof administering the Company Share Plans) shall adopt such resolutions or take such other actions as are required to give effect to the transactions contemplated by this Section 3.5.

(b) Vested Company Options.  At the Effective Time, each Vested Company Option shall be cancelled and, in exchange therefor, Parent shall cause the Surviving Corporation to pay to each former holder of any such cancelled Vested Company Option at the Effective Time a cash amount equal to the product of (i) the excess, if any, of the Merger Consideration over the Exercise Price of such Vested Company Option, and (ii) the number of Company Shares underlying such Vested Company Option, less applicable withholding Taxes; provided that if the Exercise Price of any such Vested Company Option is equal to or greater than the Merger Consideration, such Vested Company Option shall be canceled without any cash payment being made in respect thereof.  Promptly following the date of this Agreement, the Company shall deliver written notice to each holder of a Vested Company Option informing such holder of the effect of the Merger on the Vested Company Options.

(c) Unvested Company Options.  At the Effective Time, each Unvested Company Option shall be cancelled and, in exchange therefor, the Surviving Corporation or one or more of the Company Subsidiaries shall pay from time to time after the Effective Time to each former holder of any such cancelled Unvested Company Option, on the dates such Unvested Company Options would have vested (subject to the same conditions on vesting as applied to the Unvested Company Option immediately prior to the Effective Time if such Unvested Company Option had not been cancelled at the Effective Time as contemplated hereby), without any crediting of interest for the period from the Effective Time until vesting, a cash amount equal to the product of (i) the excess, if any, of the Merger Consideration over the Exercise Price of such Unvested Company Option, and (ii) the number of Company Shares underlying such Unvested Company Option which would have vested on such date, less applicable withholding Taxes; provided that if the Exercise Price of any such Unvested Company Option is equal to or greater than the Merger Consideration, such Unvested Company Option shall be canceled without the requirement for any potential cash payment to be made in respect thereof.  Promptly following the date of this Agreement, the Company shall deliver written notice to each holder of an Unvested Company Option informing such holder of the effect of the Merger on the Unvested Company Options.

(d) Company Restricted Shares.  At the Effective Time, each Company Restricted Share that is outstanding immediately prior thereto shall be converted automatically into the right to receive, on the date such Company Restricted Share would have vested (subject to the same conditions on vesting as applied to each Company Restricted Share immediately prior to the Effective Time if such Company Restricted Share had not been converted at the Effective Time as contemplated hereby), without any crediting of interest for the period from the Effective Time until vesting, an amount in cash equal to the Merger Consideration, less applicable withholding Taxes.

(e) Miscellaneous.  All amounts payable under this Section 3.5 shall be reduced by amounts as are required to be withheld or deducted under the Code, PRC Law or any other provision of applicable Tax Law with respect to the making of such payment or settlement of any historical Taxes incurred in connection with any Company Options, Company Restricted Shares and/or other equity awards under the Company Share Plans. To the extent that amounts are so withheld or deducted, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such withholding or deduction was made.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article IV, except (i) as disclosed in any of the reports, statements and other documents filed by the Company with the SEC, in each case pursuant to the Exchange Act (other than any disclosures set forth in any "Risk Factors", "Forward-Looking Statements", "Quantitative and Qualitative Disclosures about Market Risk" sections and any other disclosures to the extent they are predictive, cautionary or forward-looking in nature), on or after December 31, 2009 and prior to the date of this Agreement (the "SEC Reports") (it being understood that any matter disclosed in any SEC

Report shall be deemed to be disclosed in a section of the Company Disclosure Schedule only to the extent that it is reasonably apparent from the face of such disclosure in such SEC Report that such disclosure is applicable to such section of the Company Disclosure Schedule, other than, in each case, any matters required to be disclosed for purposes of Section 4.2 (Capitalization) of this Agreement which matters shall be specifically disclosed in Section 4.2 of the Company Disclosure Schedule) or (ii) as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization and Qualification.  The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Florida. Except as set forth in Section 4.1 of the Company Disclosure Schedule, each Subsidiary of the Company (each, a "Company Subsidiary") has been duly organized, and is validly existing and, where such concept is recognized, in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and the Company and each Company Subsidiary has obtained all applicable Permits relative to its formation and organization from all applicable Governmental Entities except to the extent the failure of any Company Subsidiary to be so organized, existing or in good standing or of the Company or any Company Subsidiary to have such Permits has not had and would not have a Company Material Adverse Effect.  Section 4.1 of the Company Disclosure Schedule contains a correct and complete list of all of the Company Subsidiaries, the ownership interest of the Company in each Company Subsidiary, and the ownership interest of any other Person or Persons in each Company Subsidiary. Each of the Company and each Company Subsidiary has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority has not had and would not have a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that have not and would not have a Company Material Adverse Effect. The Company has delivered to Parent complete and correct copies of the articles of incorporation and by-laws (or similar organizational documents) of the Company and each Company Subsidiary (except for the Memorandum of Association of Zeetech System Private Ltd.), each as amended to date, and each as so delivered is in full force and effect.

Section 4.2 Capitalization.

(a) The authorized capital stock of the Company consists of 65,000,000 Company Shares and 5,000,000 shares of serial preferred stock, par value $0.001 per share (the "Company Preferred Stock").  As of May 16, 2011, there were (i) 27,855,934 Company Shares (other than treasury shares) issued and outstanding, excluding Company Restricted Shares, (ii) no Company Shares held in the treasury of the Company, (iii) 1,765,607 Company Shares issuable upon exercise of outstanding Company Options, (iv) 750,000 Company Restricted Shares, (v) no Company Shares owned by any Company Subsidiary and (vi) no shares of Company Preferred Stock issued and outstanding. Section 4.2(a) of the Company Disclosure Schedule sets forth a list of the holders of Company Options and/or Company Restricted Shares as of May 16, 2011, including (to the extent applicable) the date on which each such Company Option or Company Restricted Share was granted, the maximum number of

Company Shares subject to such Company Option, the expiration date of such Company Option, the Exercise Price for such Company Option may be exercised (if any) under an applicable Company Share Plan and the vesting schedule of each such Company Option or Company Restricted Share. All of the outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. All Company Shares issuable upon exercise of Company Options have been duly reserved for issuance by the Company, and upon any issuance of such shares in accordance with the terms of the applicable Company Share Plan, will be duly authorized, validly issued and fully paid and nonassessable.

(b) Except as set forth in Section 4.2(a) of the Company Disclosure Schedule and except for this Agreement, the Rollover Agreement and the Voting Agreements, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound relating to the issued or unissued Equity Interests of the Company, or securities convertible into or exchangeable for such Equity Interests, or obligating the Company to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company (which, for purposes of this Agreement, will be deemed to include share appreciation rights, "phantom shares" or other commitments that provide any right to receive value or benefits similar to such capital stock, securities or other rights). Except as set forth in Section 4.2(a) of the Company Disclosure Schedule and except for this Agreement, the Rollover Agreement and the Voting Agreements, there are no outstanding Contracts or other obligations of the Company or any Company Subsidiary affecting the voting rights of or requiring the repurchase, redemption, issuance, creation or disposition of, any Equity Interests in the Company. Since May 16, 2011 through the date hereof, the Company has not issued any shares of its capital stock, or securities convertible into or exchangeable for such capital stock or any other Equity Interests in the Company, except for issuances pursuant to exercise of Company Options outstanding on such date in accordance with the terms of such Company Options as of such date. There are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the Company's shareholders may vote.

(c) Each outstanding share of capital stock or other Equity Interest of each Overseas Subsidiary is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is held, directly or indirectly, by the Company or another Company Subsidiary free and clear of all Liens.  Except as set forth in Section 4.2(c) of the Company Disclosure Schedule, the registered capital of each of the PRC Subsidiaries has been fully paid up within the prescribed time and is free and clear of all Liens.  Subject to the Laws of the PRC and to the withholding of any applicable Tax, there are no restrictions upon any Company Subsidiary that would prevent the payment of dividends to the Company or any other Company Subsidiary.  Except as set forth in Section 4.2(a) and Section 4.2(c) of the Company Disclosure Schedule, there are no subscriptions, options, warrants, rights, calls, Contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase, exchange, cancellation or sale of any Equity Security or other ownership interests of any Company Subsidiary, including any right of conversion or exchange under any outstanding security, instrument or agreement.

(d) Section 4.2(d) of the Company Disclosure Schedule sets forth as of the date hereof the name, jurisdiction of organization and the Company's (or the Company Subsidiary's) percentage ownership of any and all Persons in which the Company or any Company Subsidiary owns, or has the right or obligation to acquire any Equity Interest (other than any Company Subsidiary) as of the date hereof (collectively, the "Investments").  All of the Investments are owned by the Company or by a Company Subsidiary free and clear of all Liens.  Except for the capital stock and other ownership interests of the Company Subsidiaries and the Investments, the Company does not own, directly or indirectly, any capital stock or other voting or equity securities or interests in any Person that is material to the business of the Company and the Company Subsidiaries, taken as a whole.

(e) There are no shareholder agreements, voting trusts, proxies or other agreements or understandings to which the Company or any Company Subsidiary is a party or by which any of them is bound relating to the voting or registration of any shares of capital stock of the Company or any Company Subsidiary or preemptive rights with respect thereto.

Section 4.3 Corporate Authority; Approval and Fairness.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company and no shareholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than the Shareholder Approval. This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "Bankruptcy and Equity Exception").

(b) On or prior to the date of this Agreement, (i) the Special Committee has received from Barclays (the "Company Financial Advisor"), its written opinion, subject to the limitations, qualifications and assumptions set forth therein, that the Merger Consideration to be received by the holders of Company Shares (other than any Company Shares to be cancelled pursuant to Section 3.1(b), Dissenting Shares and Rollover Shares) is fair from a financial point of view to the holders of Company Shares and (ii) the Company Board (upon the recommendation of the Special Committee) has, at a meeting duly called and held in which all directors were present in person or through telephone or other electronic means, determined that this Agreement and the transactions provided for herein, including the Merger, are fair to and in the best interest of the Company and the holders of Company Shares, and validly adopted resolutions (A) adopting this Agreement, (B) declaring this Agreement and the Merger advisable, (C) directing that this Agreement be submitted to the Company's shareholders for their approval, and (D) recommending to the holders of Company Shares that they vote in favor of approving this Agreement in accordance with the terms hereof (the "Company Recommendation"), which resolutions, subject to Section 6.4(e), have not been subsequently withdrawn or modified in a manner adverse to Parent.

(c) The Special Committee is composed solely of directors who qualify as "independent directors" (as such term is defined in Section 5605(a)(2) of Nasdaq Marketplace Rule). The Special Committee has (i) determined that this Agreement and the transactions provided for herein, including the Merger, are fair to and in the best interest of the Company and the holders of Company Shares, and (ii) recommended that the Company adopt and approve this Agreement and the transactions contemplated hereby, including the Merger, which determination and recommendation, subject to Section 6.4(e), have not been subsequently withdrawn or modified in a manner adverse to Parent.

Section 4.4 No Conflict; Required Filings and Consents.

(a) The execution and delivery by the Company of this Agreement do not, and the performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, (i) assuming the Shareholder Approval is obtained, conflict with or violate any provision of the Company Articles of Incorporation or the Company By-laws or any equivalent organizational or governing documents of any Company Subsidiary, (ii) assuming that all consents, approvals and authorizations described in Section 4.4(b) will have been obtained prior to the Effective Time and all filings and notifications described in Section 4.4(b) will have been made and any waiting periods or approvals thereunder will have terminated, expired or been obtained prior to the Effective Time, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected or (iii) except as set forth in Section 4.4(a) of the Company Disclosure Schedule, require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for matters that have not and would not have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company do not, and the performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, require any consent, approval or authorization of, or filing with or notification to, any Governmental Entity, except (i) for any consent, approval, authorization, filing or notification required under the Exchange Act, any applicable Blue Sky Laws, the rules and regulations of Nasdaq or the PRC Anti-

Monopoly Law, (ii) for the filing of the Articles of Merger as required by the FBCA or (iii) where the failure to obtain such consents, approvals or authorizations, or to make such filings or notifications would not (x) prevent or materially delay the consummation of the Merger, (y) otherwise prevent or materially delay performance by the Company of any of its material obligations under this Agreement or (z) as would not have a Company Material Adverse Effect.

Section 4.5 Compliance with Laws; Permits.

(a) Except as set forth in Section 4.5(a) and Section 4.5(c) of the Company Disclosure Schedule and except as has not had and would not have a Company Material Adverse Effect, (i) each of the businesses of the Company or any Company Subsidiary is, and since January 1, 2009 has been, conducted in compliance with all Laws applicable to the Company or such Company Subsidiary or by which any property, asset or right of the Company or such Company Subsidiary is bound, (ii) the Company is in compliance with the applicable listing, corporate governance and other rules and regulations of Nasdaq, (iii) each of the Company and each Company Subsidiary holds all Permits necessary for the lawful conduct of its business and the ownership, use, occupancy and operation of its assets and properties, (iv) the Company and each Company Subsidiary is in compliance with the terms of such Permits, and (v) no such Permit shall cease to be effective as a result of the transactions contemplated by this Agreement.

(b) Neither the Company, any Company Subsidiary nor any director or officer, nor, to the Knowledge of the Company, any agent, employee or other Person acting on behalf of the Company or any Company Subsidiary has, in the course of its actions for, or on behalf of, any of them taken any action or failed to take any action that directly or indirectly caused or reasonably would be expected directly or indirectly to cause the Company or any Company Subsidiary either to: (i) violate in any material respect the Foreign Corrupt Practices Act of 1977 of the United States of America, as amended (including the Laws promulgated thereunder or in connection therewith), or any other applicable Law relating to corruption, bribery, improper or illegal payments, kickbacks or other unlawful emoluments, including without limitation any recordkeeping or internal control Law promulgated thereunder or in connection therewith (collectively, "Anti-Corruption Laws"); or (ii) violate in any respect any Anti-Corruption Law, in each case in any manner that directly or indirectly caused or would reasonably be expected directly or indirectly to cause a condition or effect on the Company or any Company Subsidiary, or any of their officers, key employees, directors, Parent, Merger Sub, the Sponsors or the Lenders that is or reasonably would be expected to be adverse in any material respect.

(c) Except as set forth in Section 4.5(c) of the Company Disclosure Schedule, (i) to the Knowledge of the Company, each holder or beneficial owner of Company Shares, who is a PRC Resident and is subject to any of the registration or reporting requirements of Circular 75, has complied with such reporting and/or registration requirements under SAFE Circular 75 and (ii) the Company has complied with the reporting and/or registration requirements under SAFE Circular 78 with respect to the Company Share Plans, the Company Options and the Company Restricted Shares.

(d) This Section 4.5 shall not apply to Environmental Laws and Taxes, which are addressed in Section 4.13 and Section 4.15.

Section 4.6 SEC Filings; Financial Statements.

(a) Company SEC Filings.  The Company has timely filed or furnished all material forms, reports and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, since December 31, 2009 (collectively, the "Company SEC Filings").  Each Company SEC Filing (i) as of its date, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and (ii) did not, at the time it was filed (or, if amended, at the time (and taking into account the content) of such amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Filings.  As of the date hereof, none of the Company SEC Filings is the subject of outstanding SEC investigation, or to the Company's Knowledge, ongoing SEC review.

(b) Financial Statements.  Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Filings (collectively, the "Company Financial Statements") was prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis during the periods indicated (except as may be indicated in the notes thereto), and each presented fairly in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of the respective dates thereof, and the consolidated results of operations and cash flows and statements of shareholders equity of the Company and the Company Subsidiaries for the respective periods indicated therein are consistent in all material respects with the books and records of the Company and the Company Subsidiaries (subject, in the case of unaudited statements, to normal period-end adjustments which have not and would not have a Company Material Adverse Effect). The books and records of the PRC Subsidiaries have been maintained in all material respects in accordance with PRC generally accepted accounting principles, and the books and records of Zeetech System Private Ltd. have been maintained in all material respects in accordance with the generally accepted accounting principles in India.

(c) Internal Controls.

(i) Except as disclosed in Section 4.6(c)(i) of the Company Disclosure Schedule, the Company has established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) that are designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements of the Company and its Subsidiaries for external purposes in accordance with GAAP.

(ii) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act); such disclosure controls and procedures are reasonably designed to ensure that material information relating to the Company, including its Subsidiaries, required to be included in reports filed under the Exchange Act is made known to the Company's principal executive officer and its principal financial officer.

Section 4.7 No Undisclosed Liabilities.  Except as set forth in Section 4.7 of the Company Disclosure Schedule, none of the Company or any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (i) which have not and would not have a Company Material Adverse Effect, (ii) that were incurred after December 31, 2010, in the ordinary course of business consistent with past practice, (iii) that were set forth in the Company's consolidated balance sheet for the year ended December 31, 2010 included in the Company Financial Statements prior to the date hereof, or (iv) that were required to be incurred pursuant to the transactions contemplated by this Agreement.

Section 4.8 Absence of Certain Changes or Events.  Since December 31, 2010, (i) the Company and the Company Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice, (ii) there has not been any Company Material Adverse Effect, and (iii) except as set forth in Section 4.8 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement without Parent's consent, would constitute a breach of any of the covenants set forth in Section 6.1(a) hereof (except Section 6.1(a)(ii)).

Section 4.9 Company Plans; Employees and Employment Practices.

(a) The Company has made available to Parent: (i) copies of all documents setting forth the terms of each material Company Plan, including all amendments thereto and all related trust documents, (ii) the most recent actuarial reports (if applicable) for all material Company Plans and (iii) all material written Contracts, instruments or agreements relating to each material Company Plan, including administrative service agreements and group insurance Contracts.  Section 4.9(a)(i) of the Company Disclosure Schedule sets forth all employee and director share plans of the Company and all individual consultant, employee, director or other Contracts that provide for any Company Option or Company Restricted Share other than any such Contracts that are consistent with the Company's standard form as set forth in Section 4.9(a)(ii) of the Company Disclosure Schedule (collectively, the "Company Share Plans").

(b) Neither the Company nor any Company Subsidiary or any of their respective predecessors has ever contributed to, contributes to, has ever been required to contribute to, or otherwise participated in or participates in or in any way, directly or indirectly, has any liability with respect to any benefit or compensation plan that is or was ever subject to any federal, state or local Law in the United States, nor have any of them ever had any employees located in the United States.

(c) Each material Company Plan has been established, maintained, funded and administered in material compliance with its terms and applicable Law, and all payments required by each material Company Plan, any collective bargaining agreement or, to the Knowledge of the Company, other Contract, or by Law (including all social welfare, house funds, contributions, insurance premiums or intercompany charges) have been made or provided for by the Company or the Company Subsidiaries. No Company Plan has any material unfunded liabilities.

(d) No material Action, audit, claim, investigation, arbitration or litigation has been asserted or instituted, is pending or, to the Knowledge of the Company, is threatened with respect to any of the Company Plans (other than non-material routine claims for benefits and appeals of such claims), any trustee or fiduciary thereof, or any of the assets of any trust of any of the Company Plans and, to the Knowledge of the Company, there are no facts or circumstances that would give rise to, or could reasonably be expected to give rise to, any such material Action, audit, claim, investigation, arbitration or litigation.

(e) No Company Plan is a defined benefit pension plan. No Company Plan provides post-retirement or post-termination health, life or other welfare benefits to any current or former employee of the Company or any Company Subsidiary or to any other Person, except to the extent required by applicable Law.

(f) The consummation of the Merger alone, or in combination with any subsequent event, will not give rise to any liability under any Company Plan or otherwise, including liability for severance pay, unemployment compensation, termination pay or withdrawal liability (excluding liability in an amount not exceeding $50,000), or, except as set forth in Section 4.4(a) of the Company Disclosure Schedule, accelerate the time of payment or vesting or increase the amount or result in the funding of compensation or benefits due to any employee, officer, director, shareholder or other service provider of the Company or any Company Subsidiary (whether current, former or retired) or their beneficiaries.

(g) The fair market value of the assets of each funded material Company Plan, the liability of each insurer for any material Company Plan funded through insurance or the book reserve established for any Company Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Company Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Company Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations.

Section 4.10 Labor and Employment Matters.  Neither the Company nor any Company Subsidiary is a party to or bound by any collective bargaining agreement and there are no labor unions, works councils or other organizations representing, purporting to represent or, to the Knowledge of the Company, attempting to represent any employee of the Company or any Company Subsidiary. Except for matters that have not and would not have Company Material Adverse Effect, (a) no strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity has occurred or, to the Knowledge of the Company, been threatened or is anticipated with respect to any employee of the Company or any Company Subsidiary, and (b) there are no labor disputes currently subject to any grievance procedure, arbitration or litigation and there is no representation petition pending or, to the Knowledge of the Company, threatened or anticipated with respect to any employee of the Company or any Company Subsidiaries. The Company and the

Company Subsidiaries are in compliance in all material respects with all applicable Laws relating to employment and employment practices, workers' compensation, terms and conditions of employment, worker safety, wages and hours, civil rights, discrimination, immigration and collective bargaining.

Section 4.11 Contracts; Indebtedness

(a) Except as disclosed in Section 4.11(a) of the Company Disclosure Schedule, to the Knowledge of the Company, neither the Company nor any Company Subsidiary is a party to or bound by any Contract which:

(i) as of the date hereof, is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(ii) would prohibit or materially delay the consummation of the Merger or otherwise materially impair the ability of the Company to perform its obligations hereunder;

(iii) relates to a joint venture, partnership, limited liability or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, Person or joint venture or relates to business cooperation or otherwise (A) that is material to the business of the Company and the Company Subsidiaries, taken as a whole, (B) in which the Company owns more than a 15% voting or economic interest, or (C) which imposes on the Company or any Company Subsidiary any obligation of more than $500,000 (or an equivalent amount in RMB) in the aggregate;

(iv) relates to any indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract relating to Indebtedness (in any case, whether incurred, assumed, guaranteed or secured by any asset of the Company or any Company Subsidiary) in excess of $100,000 (or an equivalent amount in RMB) for each such Contract individually, other than any Indebtedness between or among any of the Company and the Company Subsidiaries wholly-owned by the Company;

(v) prohibits the payment of dividends or distributions in respect of the Equity Interests of the Company or any of the wholly-owned Company Subsidiaries, prohibits the pledging of the Equity Interests of the Company or any wholly-owned Company Subsidiary or prohibits the issuance of guarantees by any wholly-owned Company Subsidiary;

(vi) requires or is reasonably likely to require either (x) annual payments from Third Parties to the Company and the Company Subsidiaries of at least $3,500,000 (or an equivalent amount in RMB) for each such Contract individually or (y) annual payments from the Company and Company Subsidiaries to Third Parties of at least $250,000 (or an equivalent amount in RMB) (or, in the case of any subcontracting Contracts, $500,000 (or an equivalent amount in RMB)) for each such Contract individually;

(vii) relates to any acquisition by the Company or any Company Subsidiary pursuant to which the Company or any Company Subsidiary has "earn-out" or other contingent payment or guarantee obligations;

(viii) contains any covenant that (A) limits the ability of the Company or any Company Subsidiary (or, after the Effective Time, Parent, the Surviving Corporation, or their respective Subsidiaries) to engage in any line of business or to compete with any Person or operate at any location, (B) could require the disposition of any material assets or line of business of the Company or any Company Subsidiary (or, after the Effective Time, Parent, the Surviving Corporation, or their respective Subsidiaries), or (C) prohibits or limits the right of the Company or any Company Subsidiary to make, sell or distribute any products or services;

(ix) any Contract that contains a put, call or similar right pursuant to which the Company or any Company Subsidiary could be required to purchase or sell, as applicable, any Equity Interests of any Person or assets that have a fair market value or purchase price of more than $1,000,000 (or an equivalent amount in RMB);

(x) involves any exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial Contract, or any other interest-rate, commodity price, equity value or foreign currency protection Contract, except for any such Contracts that are not material; or

(xi) relates to the licensing of any material Intellectual Property by or to (or transfer of any material Intellectual Property by) the Company or any Company Subsidiary (other than licenses of off-the-shelf software for an aggregate purchase price of less than $200,000 (or an equivalent amount in RMB) or non-exclusive licenses granted to customers in the ordinary course of business and other Contracts under which the license of Intellectual Property is an ancillary right) or limits, restricts or affects the Company's or any Company Subsidiary's ability to use or enforce any material Intellectual Property (including trademark co-existence agreements, consents, orders and settlement agreements).

Each Contract of the type described in this Section 4.11(a) of the Company Disclosure Schedule is referred to herein as a "Company Material Contract."

(b) Except as has not had and would not have a Company Material Adverse Effect and except as set forth in Section 4.11(b) of the Company Disclosure Schedule, (i) each Company Material Contract is a legal, valid and binding obligation of the Company or a Company Subsidiary, as applicable, in full force and effect and enforceable against the Company or a Company Subsidiary in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) to the Knowledge of the Company, each Company Material Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, (iii) neither the Company nor any Company Subsidiary and, to the Company's Knowledge, no counterparty, is or is alleged to be in breach or violation of, or default under, any Company Material Contract, (iv) to the Company's Knowledge, no event has occurred which would result in a breach or violation of, or a default under, any Company Material Contract (in each case, with or without notice or lapse of time or both) and (v) to the Knowledge of the Company, no Third Party intends to terminate, or not renew any Company Material Contract, or is seeking the renegotiation thereof or substitute performance thereunder.  True and correct copies of all Company Material Contracts have been either publicly filed with the SEC or made available to Parent by the Company.

(c) Section 4.11(c) of the Company Disclosure Schedule sets forth the respective principal amounts outstanding as of the date of this Agreement under all Contracts required to be disclosed under Section 4.11(a)(iv).  Except as set forth in Section 4.11(c) of the Company Disclosure Schedule, none of the PRC Subsidiaries has borrowed any foreign currency Indebtedness.

Section 4.12 Litigation.  Except as has not had and would not have a Company Material Adverse Effect, (a) there is no legal, administrative, arbitral or other suit, claim, action, inquiry, mediation, proceeding or investigation of any nature (whether sounding in contract, tort, equity or otherwise) (each, an "Action") pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary, except as set forth in Section 4.12(a) of the Company Disclosure Schedule, and (b) none of the Company or any of the Company Subsidiaries is subject to or bound by any material outstanding Order.

Section 4.13 Environmental Matters.  Except as set forth in Section 4.13 of the Company Disclosure Schedule and except as has not had and would not have a Company Material Adverse Effect, (a) since January 1, 2009, the Company and each Company Subsidiary have complied and are in compliance in all respects with all Environmental Laws, (b) as of the date hereof, neither the Company nor any Company Subsidiary has received any written notice, report or other information regarding any violation of, or any liability under, any Environmental Law with respect to the Company's or any Company Subsidiary's past or current operations, properties or facilities, (c) neither the Company nor any Company Subsidiary has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, exposed any Person to, or released any substance, including any Hazardous Material, or owned or operated its business or any property or facility which is or has been contaminated by any such substance, so as to give rise to any current or future liabilities pursuant to Environmental Laws, and (d) neither the Company nor any Company Subsidiary has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person relating to Environmental Law.

Section 4.14 Intellectual Property.

(a) Section 4.14(a) of the Company Disclosure Schedule sets forth a list of all (i) issued patents and pending patent applications, (ii) registrations of Marks and applications for registration thereof, and (iii) copyright registrations and applications for registration thereof, in each case, that are owned by, or filed in the name of, the Company or a Company Subsidiary as of the date of this Agreement.

(b) The Company or one of the Company Subsidiaries owns all right, title and interest in and to the Intellectual Property set forth in Section 4.14(a) of the Company Disclosure Schedule, free and clear of all Liens, except for Permitted Encumbrances. Except for matters that have not and would not have a Company Material Adverse Effect, the Company and each Company Subsidiary owns all right, title and interest in and to, or has valid and enforceable rights to use pursuant to licenses set forth in Section 4.14(b) of the Company Disclosure Schedule and licenses of off-the-shelf software, all other Intellectual Property used in the business of the Company or the Company Subsidiaries as it is currently conducted, free and clear of all Liens, except for Permitted Encumbrances (together with the Intellectual Property set forth in Section 4.14(a) of the Company Disclosure Schedule, the "Company Intellectual Property"); provided, however, that this representation shall be subject to the Knowledge of the Company with respect to third party patents.

(c) Neither the Company nor any Company Subsidiary has received written notice of any claim that it, or the business conducted by it, is infringing, diluting or misappropriating or has infringed, diluted or misappropriated any Intellectual Property right of any Person, including any demands or unsolicited offers to license any Intellectual Property, except as set forth in Section 4.14(c) of the Company Disclosure Schedule. Neither the Company nor any Company Subsidiary nor the business conducted by the Company or any Company Subsidiary infringes, dilutes or misappropriates or has during the past two (2) years infringed, diluted or misappropriated any Intellectual Property rights of any Person; provided, however, that this representation shall be subject to the Knowledge of the Company with respect to third party patents. To the Knowledge of the Company, no Third Party is currently infringing, diluting or misappropriating, in any material respect, Intellectual Property owned by the Company or any Company Subsidiary, except as set forth in Section 4.14(c) of the Company Disclosure Schedule.

(d) To the Knowledge of the Company, all of the Intellectual Property required to be set forth in Section 4.14(a) of the Company Disclosure Schedule is valid and enforceable. Except as set forth in Section 4.14(d) of the Company Disclosure Schedule, there are no pending or, to the Knowledge of the Company, threatened, claims, Actions, Orders or opposition, cancellation or other proceedings by any Person challenging the validity or enforceability of, or the Company's or any Company Subsidiary's use or ownership of, any of the Company Intellectual Property owned by the Company or a Company Subsidiary.

(e) The Company and the Company Subsidiaries have taken all reasonable actions to maintain and protect each material item of Intellectual Property that they own. Immediately subsequent to the Effective Time, the Company Intellectual Property shall be owned by or available for use by the Company and each Company Subsidiary on terms and conditions identical, in all material respects, to those under which the Company and each Company Subsidiary owned or used the Company Intellectual Property immediately prior to the Effective Time

(f) The representations and warranties set forth in Section 4.11 and in this Section 4.14 are the only representations and warranties given by the Company and the Company Subsidiaries in respect of Intellectual Property.

Section 4.15 Taxes. Except as disclosed in Section 4.15 of the Company Disclosure Schedule:

(a) All income and other material Tax Returns required to be filed by or with respect to the Company or any Company Subsidiary for all taxable periods ending on or before the date hereof have been timely filed in accordance with applicable Law (taking into account any extension of time within which to file).  All such Tax Returns are true, correct, and complete in all material respects and were prepared in substantial compliance with applicable Law (it being understood that no representation is being made as to the amount or availability of any net operating loss, tax credit or other tax attribute).  There are no unresolved claims by any Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any Company Subsidiary is or may be subject to Taxes in such jurisdiction.

(b) All income and other material Taxes (whether or not shown on a Tax Return) of the Company and each Company Subsidiary due and payable have been timely paid.

(c) No deficiencies for Taxes for a taxable year that the statute of limitations is still open have been proposed or assessed in writing against the Company or any Company Subsidiary by any Governmental Entity and neither the Company nor any Company Subsidiary has received any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters or (iii) notice of any claim, proposal or assessment against the Company or any Company Subsidiary for any such deficiency for Taxes.  As of the date of this Agreement, there is no pending or, to the Knowledge of the Company, threatened audit, judicial proceeding or other examination against or with respect to the Company or any Company Subsidiary with respect to any Taxes.  Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to the assessment or collection of any Taxes.

(d) The Company and each Company Subsidiary has duly and timely withheld and paid to the appropriate Governmental Entity all material Taxes required to have been withheld and paid in connection with any amounts paid or owing, including in respect of Company Options and Company Restricted Shares, to any employee, independent contractor, creditor, stockholder, or other third party and timely and accurately filed all associated forms and Tax Returns.

(e) There are no liens or other security interests upon any property or assets of the Company or any Company Subsidiary for Taxes, except for liens for Taxes not yet due and payable or being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(f) Neither the Company nor any Company Subsidiary has constituted either a "distributing corporation" or a "controlled corporation" in a distribution of stock that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(g) Neither the Company nor any Company Subsidiary (i) is or has ever been a member of an affiliated, combined, consolidated, unitary or other similar group prior to the Closing Date under any provision of PRC (including any subdivision, municipality, province, or locality of the PRC), U.S. federal, state, local, or other non-U.S. Tax Law, (ii) has any liability for Taxes of any person arising from the application of Treasury Regulation section 1.1502-6 or any analogous provision of PRC (including any subdivision, municipality, province, or locality of the PRC), state, local or other non-U.S. Tax Law, or as a transferee or successor, by Contract, or otherwise, or (iii) is, or ever has been, a party to any agreement for the sharing, indemnification, or allocation of Taxes (other than agreements among the Company and any Company Subsidiary and other than customary indemnifications for Taxes contained in credit or other commercial agreements the primary purposes of which do not relate to Taxes).

(h) The Company has not engaged in any "listed transaction" within the meaning of Section 6011 of the Code (including the Treasury Regulations promulgated thereunder).

(i) Section 4.15(i) of the Company Disclosure Schedule sets forth any entity classification election that has been made pursuant to Section 301.7701-3 of the U.S. Treasury Regulations with respect to any Company Subsidiary.

(j) Section 4.15(j) of the Company Disclosure Schedule contains details of any concession, agreements (including agreements for the deferred payment of any Tax liability) or other formal arrangement with any taxation authority relating to the Company or any Company Subsidiary that are currently applicable to the Company or any Company Subsidiary.  The Tax rates, preferential Tax treatment and financial subsidies (if any) granted to any PRC Subsidiary (including, without limitation, Tax reduction, Tax rebates and Tax holidays) were granted upon true and correct information supplied by or on behalf of such Company Subsidiary. Except as disclosed in Section 4.15(j) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has received any written notice with respect to the repeal, cancellation, revocation, or return of any such Tax rates, preferential Tax treatment and financial subsidies (if any) or Tax holidays.

(k) No Company Subsidiary is or was a "surrogate foreign corporation" within the meaning of Code Section 7874(a)(2)(B) or is or was treated as a U.S. corporation under Code Section 7874(b).

Section 4.16 Insurance.  Except for matters that have not and would not have a Company Material Adverse Effect, (a) all insurance policies maintained by the Company and the Company Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid; and (b) neither the Company nor any Company Subsidiary is in breach or default of any of the insurance policies.

Section 4.17 Real Estate.

(a) Except for matters that have not and would not have a Company Material Adverse Effect, with respect to each Owned Real Property: (i) the Company or a Company Subsidiary (as the case may be) has good and marketable title, or validly granted long term land use rights and building ownership rights, as applicable, to such Owned Real Property, free and clear of all Liens, except Permitted Encumbrances, (ii) neither the Company nor any Company Subsidiary has leased or otherwise granted to any Person (other than the Company and the Company Subsidiaries) the right to use or occupy such Owned Real Property or any portion thereof, and (iii) other than the right of Parent pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.

(b) Except for matters that have not and would not have a Company Material Adverse Effect, with respect to each of the Lease Real Property: (i) to the Knowledge of the Company, such Lease is legal, valid, binding, enforceable and in full force and effect; (ii) neither the Company nor any Company Subsidiary is in breach or default under such Lease; (iii) neither the Company nor any Company Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; and (iv) there are no Liens, except Permitted Encumbrances, on the estate or interest created by such Lease.

Section 4.18 Anti-Takeover Provisions.

(a) The restrictions of Sections 607.0901 and 607.0902 of the FBCA and any takeover, anti-takeover, moratorium, "fair price", "control share," "affiliated transaction," "business combination" or other similar Law enacted under any Law applicable to the Company (each, a "Takeover Statute") (except for similar anti-takeover provisions in the Company Articles of Incorporation, which shall be satisfied upon receipt of the Company Shareholder Approval) do not apply to this Agreement, the Merger or the other transactions contemplated hereby.

(b) The Company does not have any shareholder rights plan in effect.

Section 4.19 Customers.  Except for reduction or non-renewal that would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received any notice from any of the ten largest customers of the Company and the Company Subsidiaries, taken as a whole (based on aggregate sales or purchases, as applicable, during the fiscal year ended December 31, 2010), that any such customer intends to terminate, reduce or not renew its relationship with the Company or the Company Subsidiaries and, to the Knowledge of the Company, no such customer intends to materially reduce, cancel or otherwise terminate its relationship with the Company and the Company Subsidiaries.

Section 4.20 Brokers.  Other than the Company Financial Advisor, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder's, financial advisor's or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any Company Subsidiary, except as set forth in Section 4.20 of the Company Disclosure Schedule.  The Company has provided to Parent a copy of the engagement letter of the Company Financial Advisor and such engagement letter has not been amended or modified.

Section 4.21 No Additional Representations.  Except for the representations and warranties made by the Company in this Article IV and in the certificate to be delivered pursuant to Section 7.2(c), none of the Company, the Company Subsidiaries or the Company Representatives (other than the Rollover Shareholders and the Voting Shareholders) makes any other express or implied representation or warranty with respect to the Company or any Company Subsidiary or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the transactions contemplated hereby.  None of the Company, the Company Subsidiaries, or the Company Representatives (other than the Rollover Shareholders and the Voting Shareholders) will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information unless and to the extent such information is expressly included in the representations and warranties contained in this Article IV and in the certificate to be delivered pursuant to Section 7.2(c).

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization and Qualification.  Parent is an exempted company, duly organized, validly existing and in good standing under the Laws of the Cayman Islands, and Merger Sub is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Florida.  Each of Parent and Merger Sub has the requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.  Each of Parent and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary.  Parent has heretofore made available to the Company complete and correct copies of the memorandum and articles of association of Parent and the articles of incorporation of Merger Sub, each as amended to date, and each as so delivered is in full force and effect.

Section 5.2 Authority.  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions provided for herein.  The execution and delivery of this Agreement, by each of Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions provided for herein have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub and no vote of Parent's or Merger Sub's shareholders are necessary to authorize this Agreement or to consummate the transactions provided for herein other than the adoption and approval of this Agreement by Parent in its capacity as the sole shareholder of Merger Sub, which adoption and approval Parent shall effect on the date hereof immediately following the execution hereof.  This Agreement has been duly authorized and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement has been duly authorized, executed and delivered by the Company, this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 5.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, (i) conflict with or violate any provision of the memorandum and articles of association of Parent or the articles of incorporation or by-laws of Merger Sub, (ii) assuming that all consents, approvals and authorizations described in Section 4.4(b) will have been obtained prior to the Effective Time and all filings and notifications described in Section 4.4(b) will have been made and any waiting periods thereunder will have terminated or expired prior to the Effective Time, conflict with or violate any Law applicable to any member of the Parent Group or by which any property or asset of any member of the Parent Group is bound or affected or (iii) result in any breach of, any loss of any benefit under, constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to any Contract to which Parent or Merger Sub is a party.

(b) The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other Person, except (i) for any consent, approval, authorization, filing or notification required under the Exchange Act, any applicable Blue Sky Laws, the rules and regulations of Nasdaq or the PRC Anti-Monopoly Law, (ii) for the filing and recordation of the Articles of Merger as required by the FBCA and (iii) any actions or filings the absence of which would not reasonably be expected to materially impair the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.

Section 5.4 Litigation.  As of the date hereof, there is no material Action pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub and neither Parent nor Merger Sub is subject to any outstanding Order.  As of the date hereof, there is no Action pending or to the Knowledge of Parent, threatened against Parent or Merger Sub which seeks to, or would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or any of the other transactions provided for herein.

Section 5.5 Capitalization and Ownership of Merger Sub; No Prior Activities.

(a) The authorized share capital of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, 10 of which are validly issued and outstanding.  Parent owns 100% of the issued and outstanding capital stock of Merger Sub.

(b) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.  Except for obligations or liabilities incurred in connection with its formation and related to the transactions contemplated by this Agreement and the other Transaction Agreements or other agreements that may be entered into pursuant to the Transaction Agreements, each of Parent and Merger Sub has not and will not, prior to the Effective Time, have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.6 Financing.  Attached hereto as Exhibit D is a true and complete copy of the mandate letter (the "Debt Financing Commitment Letter"), dated as of May 20, 2011, from Bank of America, N.A., The Hong Kong and Shanghai Banking Corporation Limited and Citigroup Global Markets Asia Limited (collectively, the "Lenders"), regarding the amounts set forth therein for the purposes of financing the Merger and the other transactions contemplated by this Agreement and related fees and expenses (the "Debt Financing"). Attached hereto as Exhibit E is a true and complete copy of the equity commitment letter (the "Equity Financing Commitment Letter" and together with the Debt Financing Commitment Letter, the "Financing Commitment Letters"), dated as of the date of this Agreement, from the Guarantor and Bain Capital Fund X, L.P. (together with the Guarantor, the "Sponsors"), regarding the proposed equity investments set forth therein (the "Equity Financing" and together with the Debt Financing, the "Financing").  Exhibit A hereto sets forth a true and complete copy of the Rollover Agreement, pursuant to which the Rollover Shareholders agreed to contribute to Parent and/or Merger Sub, as applicable, subject to the terms and conditions therein, the number of Company Shares set forth therein (collectively, the "Rollover Shares"). Parent has also delivered to the Company a true and complete copy of any fee letter in connection with the Debt Financing (it being understood that any such fee letter provided to the Company may be redacted to omit the numerical fee amounts provided therein) (any such fee letter, a "Fee Letter"). Assuming (i) the Financing is funded in accordance with the Equity Financing Commitment Letter and the Debt Financing Commitment Letter, as applicable, (ii) the contributions contemplated by the Rollover Agreement are made in accordance with the terms of the Rollover Agreement, and (iii) Parent and Merger Sub are obligated to close pursuant to Section 2.2, Parent and Merger Sub will have at and after the Closing funds sufficient for Merger Sub to pay the aggregate Merger Consideration and the amounts payable at the Effective Time in respect of Vested Company Options pursuant to Section 3.5 and for Parent and Merger Sub to pay all fees and expenses payable by them in connection with the consummation of the Merger and the other transactions contemplated hereby. The obligations of the financing sources to fund the commitments under the Financing Commitment Letters are not subject to any contractual conditions other than as set forth in the Financing Commitment Letters.  As of the date of this Agreement, assuming Parent and Merger Sub are obligated to close pursuant to Section 2.2, Parent and Merger Sub do not have reason to believe that any of the conditions to the Financing will not be satisfied, that the Financing will not be available to Parent and Merger Sub at the Closing, any of the conditions to the contributions contemplated in the Rollover Agreement will not be satisfied or that the contribution contemplated by the Rollover Agreement will not be made to Parent on or before the Closing.  The Equity Financing Letter provides that, subject to the terms and conditions contained therein, the Company is a third party beneficiary thereto with respect to the provisions therein.  As of the date of this Agreement, (A) each of the Financing Commitment Letters and the Rollover Agreement is in full force and effect and is the legal, valid and binding obligations of Parent and Merger Sub and, to the Knowledge of Parent, of the other parties thereto, in accordance with the terms and conditions thereof, subject to the Bankruptcy and Equity Exception, (B) none of the Financing Commitment Letters and the Rollover Agreement has been amended or modified, no such amendment or modification is contemplated and the respective commitments contained in the Financing Commitment Letters and the Rollover Agreement have not been withdrawn, terminated, or rescinded in any respect and no such withdrawal, termination or rescission is contemplated, and (C) no event has occurred that (with or without notice, lapse of time, or both) would constitute a breach or default under the Financing Commitment Letters or the Rollover Agreement by Parent or Merger Sub and, to the Knowledge of Parent, by the other parties thereto.  Parent or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Financing Commitment Letters that are payable on or prior to the date hereof.  As of the date hereof, there are no side letters or other oral or written Contracts to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing other than (x) as expressly set forth in the Financing Commitment Letters, (y) the Fee Letter, and (z) any other agreements that do not impact the conditionality or amount of the Financing.

Section 5.7 Brokers.  No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder's, financial advisor's or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability prior to Closing.

Section 5.8 Limited Guarantee.  Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed Limited Guarantee with respect to certain matters on the terms specified therein. The Limited Guarantee is in full force and effect and constitutes a legal, valid, binding and enforceable obligation of the Guarantor, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Limited Guarantee.

Section 5.9 Solvency.  Neither Parent nor Merger Sub is entering into the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of the Company.  As of the date hereof, neither Parent nor Merger Sub owns any asset (except for cash in a de minimis amount) and neither Parent nor Merger Sub have liabilities other than liabilities incidental to their formation or relating to the transactions contemplated by this Agreement or the other Transaction Agreements.  Assuming that (a) the Company is Solvent immediately prior to the Effective Time and (b) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 7.1 and Section 7.2, at and immediately following the Effective Time, after giving effect to all of the transactions contemplated hereby, including the Financing, the payment of the aggregate Merger Consideration and the aggregate amount of consideration payable at the Effective Time in respect of the Vested Company Options in accordance with Section 3.5, the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, and the payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent at and immediately after the Effective Time.  As used in this Section 5.9, the term "Solvent" shall mean, with respect to a particular date, that on such date, in each case on a consolidated basis (i) the sum of the assets, at a fair valuation, of Parent and Merger Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries will exceed their debts, (ii) Parent and Merger Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries have not incurred or agreed to incur debts beyond their ability to pay such debts as such debts mature, and (iii) Parent and Merger Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries have sufficient capital and liquidity with which to conduct their business.  For purposes of this Section 5.9, "debt" means any liability on a claim, and "claim" means any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, secured or unsecured.

Section 5.10 Ownership of Company Shares.  As of the date hereof, other than as a result of this Agreement, the Rollover Agreement or the Voting Agreements, neither

Parent nor Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire Company Shares or other securities of, or any other economic interest (through derivatives securities or otherwise) in the Company.

Section 5.11 Certain Actions.  As of the date hereof, except for this Agreement, the Rollover Agreement and the Voting Agreements, there are no Contracts (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company's management or directors, on the other hand, that relate in any way to the transactions contemplated hereby; or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 5.12 Buyer Group Contracts.  Parent has delivered to the Company a true, correct and complete copy of: (a) the Rollover Agreement; (b) the Voting Agreements; and (c) the Equity Financing Commitment Letter (collectively, the "Buyer Group Contracts").  As of the date hereof, other than the Buyer Group Contracts, there are no side letters or other oral or written contracts relating to the transactions contemplated by this Agreement between two or more of the following Persons: each of the Rollover Shareholders, the Voting Shareholders, the Guarantor, the Sponsors and any of their respective Affiliates (excluding any agreements solely among the Rollover Shareholders, the Voting Shareholders and their respective Affiliates).

Section 5.13 Independent Investigation.  Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and the Company Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives.  Each of Parent and Merger Sub acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and the Company Subsidiaries for such purpose.  In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations and warranties of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 5.14 Non-Reliance on Company Estimates.  The Company may make available to Parent and Merger Sub certain estimates, projections and/or other forecasts for the business of the Company and the Company Subsidiaries and/or certain plan and budget information.  Each of Parent and Merger Sub acknowledges that any such estimates, projections, forecasts, plans and budgets and the assumptions on which they might be based will have been prepared for specific purposes and may vary significantly from each other.  Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub will take full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets (if any) so furnished to them, and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, the Company Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto, other than fraud in connection therewith.

ARTICLE VI
COVENANTS

Section 6.1 Conduct of Business by the Company Pending the Closing

(a) The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 6.1(a) of the Company Disclosure Schedule, as otherwise expressly permitted by this Agreement, as required by applicable Law or as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company will, and will cause each Company Subsidiary to (i) conduct its business in the ordinary course consistent with past practice in all material respects and (ii) use its reasonable best efforts to keep available the services of the current officers, key employees and consultants of the Company and each Company Subsidiary and to preserve the current relationships of the Company and each Company Subsidiary with each of the key customers, suppliers and other Persons with whom the Company or any Company Subsidiary has material business relations. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 6.1(a) of the Company Disclosure Schedule, as otherwise expressly permitted by this Agreement, as required by applicable Law or as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions:

(i) amend or otherwise change the Company Articles of Incorporation, the Company By-laws or equivalent organizational documents of the Company Subsidiaries;

(ii) issue, deliver, sell, pledge, transfer, encumber or otherwise dispose of, or authorize, propose or agree to the issuance, delivery, sale, pledge, transfer, encumbrance or disposition of, any shares of any class or series of its capital stock or other Equity Interests, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its capital stock or other Equity Interests (other than pursuant to the exercise of Company Options existing on the date hereof on the terms in effect on the date hereof);

(iii) declare, set aside, establish a record date for, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (other than dividends paid by a Subsidiary to the Company or to any wholly-owned Subsidiary of the Company), or enter into any agreement with respect to the voting of its capital stock;

(iv) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire or offer to acquire, directly or indirectly, any of its capital stock or other Equity Interests, or securities convertible or exchangeable into or exercisable for any of its capital stock or other Equity Interests, except pursuant to the exercise or settlement of Company Options, employee severance, retention, termination, change of control and other contractual rights existing on the date hereof on the terms in effect on the date hereof;

(v) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any division thereof or any assets thereof, or make any loan, advance or capital contribution to, or investment in, any Person or any division thereof, except any such acquisitions, loans, advances, contributions or investments that are consistent with past practice and are for consideration not in excess of $300,000 (or an equivalent amount in RMB) individually or $1,000,000 (or an equivalent amount in RMB) in the aggregate for all such transactions by the Company and the Company Subsidiaries;

(vi) redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify the terms of, any Indebtedness or issue any debt securities or other Contracts evidencing Indebtedness or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for Indebtedness, except for (A) Indebtedness incurred under the Company's or any Company Subsidiary's existing credit facilities as in effect on the date hereof in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such Indebtedness, (B) Indebtedness for borrowed money incurred in the ordinary course of business consistent with past practices in a principal amount not in excess of $1,000,000 (or an equivalent amount in RMB) for all such Indebtedness by the Company and the Company Subsidiaries in the aggregate and (C) Indebtedness owed by any Company Subsidiary to the Company or any wholly-owned Company Subsidiary;

(vii) grant any Lien on any of its assets, other than Liens granted in connection with any Indebtedness permitted under Section 6.1(a)(vi), any Lien on any assets of the Company or any Company Subsidiary having a value in excess of $3,500,000 (or an equivalent amount in RMB), and (C) any Permitted Encumbrances;

(viii) sell, transfer, lease, license, assign or otherwise dispose of (including, by merger, consolidation, or sale of stock or assets) any entity, business, tangible assets or tangible properties of the Company or any Company Subsidiary having a current value in excess of $1,000,000 (or an equivalent amount in RMB) in the aggregate (other than the sale of inventory in the ordinary course of business consistent with past practice);

(ix) sell, transfer, license, assign or otherwise dispose of (including, by merger, consolidation or sale of stock or assets), abandon, permit to lapse or fail to maintain or enforce any material Company Intellectual Property owned by the Company or a Company Subsidiary (except the granting of nonexclusive licenses in the ordinary course of business consistent with past practice), or disclose to any Person any confidential information (except pursuant to confidentiality agreements);

(x) authorize, or make any commitment with respect to, any single capital expenditure in excess of $100,000 (or an equivalent amount in RMB) or capital expenditures for the Company and the Company Subsidiaries in excess of $400,000 (or an equivalent amount in RMB) in the aggregate;

(xi) enter into any new line of business outside of its existing business segments;

(xii) (A) grant or announce any stock option, equity, equity-linked or incentive awards or change the vesting dates of any Company Option or Company Restricted Share from the vesting date for the Company Options and Company Restricted Shares set forth in Section 4.2(a) of the Company Disclosure Schedule, (B) subject to Section 6.12(b), grant or announce any increase in the salaries, bonuses or other compensation and benefits payable by the Company or any Company Subsidiary to any of the employees, officers, directors, shareholders or other service providers of the Company or any Company Subsidiary having a total annual base salary and incentive compensation opportunity in excess of $100,000 (or an equivalent amount in RMB), other than in the ordinary course of business consistent with past practice, (C) hire (or enter into any employment agreements with) any employees having a total annual base salary and incentive compensation opportunity in excess of $100,000 (or an equivalent amount in RMB), (D) pay or agree to pay any pension, retirement allowance, termination or severance pay, bonus or other employee benefit not required by any existing Company Plan or (E) enter into or adopt any new, or materially increase benefits under or renew, amend or terminate any existing Company Plan or benefit arrangement or any collective bargaining agreement;

(xiii) except as may be required by GAAP or as a result of a change in Law, make any change in accounting principles, policies, practices, procedures or methods;

(xiv) change any method of Tax accounting, make or change any  Tax election, adopt or change any accounting method, file any amended Tax Return, settle or compromise any Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, enter into any closing agreement with respect to any Tax, surrender any right to claim a Tax refund or fail to pay any material Taxes as they become due and payable, except Taxes which are being or may after the date hereof be contested in good faith;

(xv) settle, release, waive or compromise any pending or threatened Action of or against the Company or any of the Company Subsidiaries (A) for an amount in excess of $500,000 (or an equivalent amount in RMB) in the aggregate, (B) entailing the incurrence of (x) any obligation or liability of the Company or any Company Subsidiary in excess of such amount, including costs or revenue reductions, or (y) obligations that would impose any material restrictions on the business or operations of the Company or any of the

Company Subsidiaries, or (C) that is brought by or on behalf of any current, former or purported holder of any capital stock or debt securities of the Company or any Company Subsidiary relating to the transactions contemplated by this Agreement;

(xvi) (A) enter into, terminate (other than extensions at the end of a term in the ordinary course of business) or materially amend or modify any Company Material Contract or Contract that, if in effect on the date hereof, would have been a Company Material Contract, or (B) waive any material default under, or release, settle or compromise any material claim against the Company or liability or obligation owing to the Company under any Company Material Contract, in each case, which would reasonably be expected to adversely impact the Company or any Company Subsidiary in any material respect;

(xvii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the Merger or any merger or consolidation among wholly-owned Subsidiaries of the Company); or

(xviii) knowingly commit, authorize or agree to take any of the foregoing actions or enter into any letter of intent (binding or non-binding) or similar agreement or arrangement with respect to any of the foregoing actions.

(b) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time.  Prior to the Effective Time, each of Parent and Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its respective Subsidiaries' respective operations.

Section 6.2 Proxy Statement; Schedule 13e-3; Company Shareholders Meeting

(a) Proxy Statement.  As promptly as practicable after the date hereof, the Company shall, with assistance and cooperation of Parent and Merger Sub, prepare a proxy statement relating to the Company Shareholders Meeting (together with any amendments thereof or supplements thereto, the "Proxy Statement").  The Company shall use its reasonable best efforts to cause the Proxy Statement to be filed with the SEC within twenty-one (21) days following the date hereof.  Parent and Merger Sub shall promptly furnish all information as the Company may reasonably request in connection with such actions and the preparation of the Proxy Statement.  Subject to and without limiting the rights of the Special Committee and the Company Board pursuant to Section 6.4(e), the Proxy Statement shall include the Company Recommendation.

(b) Schedule 13e-3.  Concurrently with the preparation and filing of the Proxy Statement, the Company, Parent and Merger Sub shall, and Parent shall cause its Affiliates (if applicable) to, jointly prepare and file with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 (together with any amendments thereof or supplements thereto, the "Schedule 13E-3")  with respect to the Merger.

The Company, Parent and Merger Sub shall cooperate and consult with each other in preparation of the Schedule 13E-3, including, without limitation, furnishing to the others the information relating to it required by the Exchange Act to be set forth in the Schedule 13E-3.

(c) SEC Comments.  Each of Parent, Merger Sub and the Company will use its reasonable best efforts to resolve and respond to as promptly as practicable any comments made by the SEC with respect to the Proxy Statement and/or the Schedule 13E-3.  The Company will advise Parent, promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement and/or the Schedule 13E-3 or comments thereon and responses thereto or requests by the SEC for additional information and will promptly supply Parent with copies of all correspondence between the Company or any of the Company Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Schedule 13E-3 or the transactions contemplated by this Agreement.  Prior to filing or mailing the Proxy Statement or filing the Schedule 13E-3 or any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with an opportunity to review and comment on such document or response and shall include in such document or response comments reasonably proposed by Parent. The Company shall use its reasonable best efforts to mail the Proxy Statement and all other proxy materials to the holders of Company Shares as promptly as practicable after having cleared SEC comments on the Proxy Statement and the Schedule 13E-3; provided that the Company shall not be required to mail the Proxy Statement on or before the Solicitation Period End Date or, in the event the Company is continuing to engage in activities pursuant to Section 6.4(a)(ii) with respect to an Acquisition Proposal submitted by a Continuing Party on or before the Solicitation Period End Date, the Cut-Off Date.  If necessary in order to comply with applicable securities Laws, after the Proxy Statement shall have been so mailed, the Company shall promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies.

(d) Information Supplied.  Each of Parent, Merger Sub and the Company agrees, as to it and its respective Affiliates, directors, officers, employees, agents or Representatives, that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the transactions contemplated hereby, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Company Shares and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such Party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent, Merger Sub or the Company, or their respective officers or directors, should be discovered which should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party discovering such event or circumstance shall promptly inform the other Parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law; provided that prior to such filing, the Company and Parent, as the case may be, shall consult with the other Party with respect to such amendment or supplement and shall afford the other Party and their Representatives reasonable opportunity to comment thereon.

(e) Shareholders Meeting.

(i) Subject to Section 6.4(e), the Company shall duly call, give notice of and hold a meeting of its shareholders in accordance with the FBCA, the Company Articles of Incorporation and the Company Bylaws (the "Company Shareholders Meeting") as promptly as practicable after the Proxy Statement is cleared by the SEC for the purpose of obtaining the Shareholder Approval; provided that the Company shall not be required to call, give notice of or hold the Company Shareholders Meeting on or before the Solicitation Period End Date or, in the event the Company is continuing to engage in activities pursuant to Section 6.4(a)(ii) with respect to an Acquisition Proposal submitted by a Continuing Party on or before the Solicitation Period End Date, the Cut-Off Date.  The Company may adjourn or postpone the Company Shareholders Meeting to the extent necessary to ensure that any supplement or amendment to the Proxy Statement is provided to its shareholders within a reasonable number of days prior to the Company Shareholders Meeting, and the Company may, and Parent may on only one occasion require the Company to, adjourn or postpone the Company Shareholders Meeting if as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Company Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting or (B) voting in favor of approval of this Agreement and the transactions contemplated hereby to obtain the Shareholder Approval; provided that in no event shall any such adjournment or postponement (x) be longer than thirty (30) days after the originally scheduled meeting date or (y) result in the Company Shareholders Meeting being held later than five (5) Business Days prior to the End Date.

(ii) The Company shall establish a record date for purposes of determining shareholders entitled to notice of and vote at the Company Shareholders Meeting (the "Record Date") that is approximately forty (40) days prior to the date of the Company Shareholders Meeting. Once the Company has established the Record Date, the Company shall not change such Record Date or establish a different record date for the Company Shareholders Meeting without the prior written consent of Parent, unless required to do so by applicable Law. In the event that the date of the Company Shareholders Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing, it shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Company Shareholders Meeting, as so adjourned, postponed or delayed, except as required by applicable Law.

(iii) Subject to Section 6.4(e), at the Company Shareholders Meeting, the Company Board (after and subject to the Special Committee's recommendation) shall make the Company Recommendation and take all actions reasonably necessary in accordance with applicable Law, the Company Articles of Incorporation and the Company By-Laws to solicit and obtain the Shareholder Approval.  Upon reasonable request of Parent, the Company shall use its reasonable best efforts to advise Parent on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Shareholders Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Company Shareholder Approval.

(iv) Notwithstanding anything to the contrary set forth in this Agreement, in the event the Company effects a Company Adverse Recommendation Change in accordance with Section 6.4(e), this Agreement shall not be submitted to the Company's shareholders for the purpose of obtaining the Shareholder Approval and Section 6.2 (other than this Section 6.2(e)(iv)) shall cease to apply.

Section 6.3 Access to Information; Confidentiality

(a) Access to Information.  Subject to Section 6.3(b), from the date of this Agreement to the Effective Time, the Company shall, and shall instruct each of the Company Subsidiaries and each of its and their respective Representatives (collectively, the "Company Representatives") to: (i) provide to Parent and Merger Sub and each of their respective Representatives (collectively, the "Parent Representatives") access at reasonable times during normal business hours, upon reasonable prior notice, to the officers, employees, agents, properties, suppliers, customers, offices and other facilities of the Company or such Company Subsidiary and to the books and records thereof and (ii) furnish or cause to be furnished such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiaries as Parent, Merger Sub or any Parent Representative may reasonably request; provided that the Company shall not be required to (A) furnish, or provide any access to, any information to any Person not a party to, or otherwise covered by, the NDA or any similar agreement with respect to such information, (B) take or allow actions that would unreasonably interfere with the Company's or any Company Subsidiary's operation of its business or (C) provide access to or furnish any information if doing so would violate any applicable Law or agreement with any Third Party, or where such access to information may involve the waiver of any privilege so long as the Company has taken all reasonable steps to permit inspection of or to disclose such information on a basis that does not compromise the Company's or any Company Subsidiary's privilege with respect thereto.

(b) Confidentiality and Restrictions.  With respect to the information disclosed pursuant to Section 6.3(a), the Parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the NDA or any similar agreement entered into between the Company and any Person to whom the Company, any Company Subsidiary or any Company Representative provides information pursuant to this Section 6.3, except as may be required with respect to the filing of any Tax Return or in connection with any Tax controversy. The NDA shall continue in full force and effect in accordance with its terms until the earlier of the Effective Time or the expiration of the NDA according to its terms.

Section 6.4 Solicitation; Change in Recommendation

(a) Notwithstanding anything to the contrary set forth in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on the day that is fifty-five (55) days following the date of this Agreement (the "Solicitation Period End Date"), the Company, the Company Subsidiaries and their respective Representatives shall have the right (acting under the direction of the Special Committee) to, directly or indirectly: (i) solicit, initiate, facilitate and encourage any Acquisition Proposal from any Third Party, including by way of providing access to information pursuant to one or more Acceptable Confidentiality Agreements, provided that any material non-public information concerning the Company or the Company Subsidiaries provided to any Third Party given such access shall, to the extent not previously provided to Parent or Merger Sub, be provided to Parent as promptly as reasonably practicable after it is provided to such Third Party; (ii) enter into, continue or otherwise participate in any discussions or negotiations with respect to any Acquisition Proposal or otherwise cooperate with or assist or participate in or facilitate any such discussions or negotiations or any effort or attempt to make any Acquisition Proposal.  Notwithstanding the foregoing, the Company shall not provide any commercially sensitive non-public information to any competitor in connection with the actions contemplated by this Section 6.4(a), except in a manner consistent with the Company's past practice in dealing with the disclosure of such information in the context of considering Acquisition Proposals prior to the date of this Agreement.

(b) Except as expressly permitted by this Section 6.4, the Company and its officers and directors shall, and the Company shall instruct the Company Subsidiaries and Company Representatives to, immediately after the Solicitation Period End Date (or, as may relate to any Continuing Party, immediately after the Cut-Off Date):

(i) cease all discussions and negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal and deliver a written notice to each such Person to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, and the notice shall also request such Person to promptly return or destroy all confidential information concerning the Company and the Company Subsidiaries; and

(ii) until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, not:

(A) initiate, solicit, propose, knowingly encourage (including by providing non-public information) or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal;

(B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning the Company or any Company Subsidiary to any Person relating to, any Acquisition Proposal, or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(C) grant any waiver, amendment or release under any standstill or confidentiality agreement or Takeover Statutes;

(D) approve, endorse, recommend, execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) relating to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or that requires the Company to abandon this Agreement or the Merger; or

(E)  resolve, agree or publicly announce an intention to do any of the foregoing.

For the avoidance of doubt, after the Solicitation Period End Date, the Company may continue to engage in the activities described in Section 6.4(b) with respect to any Acquisition Proposal submitted by a Continuing Party on or before the Solicitation Period End Date until 11:59 p.m. (New York City time) on the fifteenth (15th) day following the Solicitation Period End Date (the "Cut-Off Date"), including with respect to any amended or revised Acquisition Proposal submitted by such Continuing Party on or before the Cut-Off Date.

(c) Notwithstanding anything to the contrary contained in Section 6.4(b) but subject to the last sentence of this Section 6.4(c), at any time after the Solicitation Period End Date and prior to the receipt of the Shareholder Approval, following the receipt of a bona fide written Acquisition Proposal that did not result from a breach of Section 6.4(b) in any material respect, the Company and its Representatives may, subject to compliance with the other provisions of this Section 6.4 and acting under the direction of the Special Committee:

(i) contact the Person who has made such Acquisition Proposal to clarify and understand the terms and conditions thereof to the extent the Special Committee shall have determined in good faith that such contact is necessary to determine whether such Acquisition Proposal constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal;

(ii) provide information in response to the request of the Person who has made such Acquisition Proposal, if and only if, prior to providing such information, the Company has received from the Person so requesting such information an executed Acceptable Confidentiality Agreement, provided that the Company shall promptly make available to Parent any material non-public information concerning the Company and the Company Subsidiaries that is provided to any Person making such Acquisition Proposal that is given such access and that was not previously or concurrently made available to Parent or the Parent Representatives; or

(iii) engage or participate in any discussions or negotiations with the Person who has made such Acquisition Proposal;

provided that prior to taking any action described in Section 6.4(c)(ii) or Section 6.4(c)(iii) above, (x) the Special Committee shall have determined in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors' fiduciary duties under applicable Laws, and (y) the Special Committee shall have determined in good faith, based on the information then available and after consultation with its independent nationally recognized financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal. Notwithstanding the foregoing, the Company shall not provide any commercially sensitive non-public information to any competitor in connection with the actions permitted by Section 6.4(c)(ii), except in a manner consistent with the Company's past practice in dealing with the disclosure of such information in the context of considering Acquisition Proposals prior to the date of this Agreement.

(d) Except as expressly provided by Section 6.4(e), neither the Company Board nor any committee thereof shall:

(i) (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation with respect to the Merger, (B) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) an Acquisition Proposal, (C) publicly take, disclose a position with regard to or issue any statement referencing an Acquisition Proposal (other than a "stop, look and listen" communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Company Board has received and is currently evaluating such Acquisition Proposal) that is not an express rejection of any applicable Acquisition Proposal or an express reaffirmation of its recommendation in favor of the transactions contemplated by this Agreement, (D) fail to include the Company Recommendation in the Proxy Statement or (E) cause or permit the Company or any Company Subsidiary to enter into any letter of intent, memorandum of understanding or similar document or Contract relating to any Acquisition Proposal (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 6.4(a) or Section 6.4(c)) (any action described in clauses (A) through (E), a "Company Adverse Recommendation Change"); or

(ii) cause or permit the Company or any Company Subsidiary to enter into any acquisition agreement, merger agreement or other similar definitive agreement relating to any Acquisition Proposal (an "Alternative Acquisition Agreement").

(e) Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement and at any time prior to obtaining the Shareholder Approval, the Special Committee may (x) in response to an Intervening Event, (A) effect a Company Adverse Recommendation Change and/or (B) authorize the Company to terminate this Agreement or (y) if the Company has received an Acquisition Proposal from any Person (either before or after the Solicitation Period End Date) that is not withdrawn and that the Special Committee concludes in good faith constitutes a Superior Proposal, (A) effect a Company Adverse Recommendation Change with respect to such Superior Proposal and/or (B) authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, in the case of both clause (x) and (y), if and only if:

(i) the Special Committee determines in good faith, after consultation with its independent nationally recognized financial advisor and outside legal counsel, that failure to do so would be inconsistent with the directors' fiduciary duties under applicable Laws;

(ii) prior to effecting a Company Adverse Recommendation Change or terminating this Agreement to enter into an Alternative Acquisition Agreement in accordance with Section 6.4(e)(y), (A) the Company shall have provided prior written notice to Parent at least five (5) Business Days in advance (the "Superior Proposal Notice Period"), to the effect that the Company has received an Acquisition Proposal that is not withdrawn and that the Special Committee concludes in good faith constitutes a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Special Committee has resolved to effect a Company Adverse Recommendation Change and/or to terminate this Agreement pursuant to Section 8.1(c)(iv), which notice shall specify the identity of the party making the Superior Proposal, the material terms thereof and copies of all relevant documents relating to such Superior Proposal, and (B) the Company shall, and shall cause its financial and legal advisors to, during the Superior Proposal Notice Period, (1) negotiate with Parent and the Parent Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Acquisition Proposal would cease to constitute a Superior Proposal, and (2) permit Parent and the Parent Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that in the event of any material revisions to the Acquisition Proposal that the Company Board has determined to be a Superior Proposal, the Company shall deliver a new written notice to Parent and to comply with the requirements of this Section 6.4 (including Section 6.4(e)) with respect to such new written notice; provided further, that references to the five (5) Business Day period above shall be deemed to be references to a two (2) Business Day period;

(iii) in the case of any action described in Section 6.4(e)(x)(B) above, the Company shall have validly terminated this Agreement in accordance with Section 8.1(c)(v), including the payment of the Company Termination Fee in accordance with Section 8.2(b)(i); and

(iv) in the case of any action described in Section 6.4(e)(y)(B) above, the Company shall have validly terminated this Agreement in accordance with Section 8.1(c)(iv), including the payment of the Company Termination Fee in accordance with Section 8.2(b)(i).

(f) Nothing contained in this Section 6.4 shall be deemed to prohibit the Company, the Company Board or the Special Committee from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act; provided that any such disclosure (other than a "stop, look and listen" communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Company Board has received and is currently evaluating such Acquisition Proposal) that is not an express rejection of any applicable Acquisition Proposal or an express reaffirmation of its recommendation in favor of the transactions contemplated by this Agreement shall be deemed to be a Company Adverse Recommendation Change, or (ii) making any "stop-look-and-listen" communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(g) After the Solicitation Period End Date, the Company agrees that it will promptly (and, in any event, within 48 hours) notify Parent if any Acquisition Proposals are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company, the Company Board, the Special Committee or any Company Representative indicating, in connection with such notice, the identity of the Person or group of Persons making such offer or proposal, the material terms and conditions of any proposals or offers and thereafter shall keep Parent reasonably informed, on a prompt basis (in any event, within 48 hours), of the status and terms of any such proposals or offers (including any amendments thereto that are material in any respect) and the status of any such discussions or negotiations, including any change in the Company's intentions as previously notified.

None of the Company, the Company Board or any committee of the Company Board shall enter into any binding agreement or Contract with any Person to limit or not to give prior notice to Parent of its intention to effect a Company Adverse Recommendation Change or to terminate this Agreement in light of a Superior Proposal.

Section 6.5 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, including Section 6.4, Parent, Merger Sub and the Company shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions and do or cause to be done all things reasonably necessary, proper or advisable on its respective part under this Agreement and applicable Laws to cause the conditions set forth in Article VII to be satisfied and to consummate and make effective the Merger and the other transactions contemplated hereby as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, approvals, registrations, authorizations, waivers, Permits and Orders necessary or advisable to be obtained from any Third Party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement; provided that all obligations of the Company, Parent and Merger Sub relating to the Financing shall be governed exclusively by Section 6.6 and Section 6.7, and not this Section 6.5.  In furtherance and not in limitation of the foregoing, each party hereto agrees to (i) make an appropriate filing with the PRC Anti-Monopoly Bureau pursuant to the PRC Anti-Monopoly Law with respect to the transactions contemplated by this Agreement as promptly as practicable after the date hereof, (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the PRC Anti-Monopoly Law and (iii) use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.5 to obtain receipt of the required authorization under the PRC Anti-Monopoly Law as soon as practicable.

(b) Each of Parent and the Company shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Third Party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement. Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries and Representatives, that appears in any filing made with, or written materials submitted to, any Third Party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(c) Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or any Parent Representative, or the Company or any Company Subsidiary or Company Representative, as the case may be, from any Third Party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement.  Neither the Company nor Parent shall permit any of its officers or any of its other Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat.

(d) In furtherance and not in limitation of the covenants of the parties contained in Section 6.5(a) through Section 6.5(c), if any objections are asserted with respect to the transactions contemplated hereby under any Law or if any

Action is instituted (or threatened to be instituted) by any applicable Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each Party shall use its reasonable best efforts to contest, resist and resolve any such objections or Actions, and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement so as to permit consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, none of the Parties nor any of their Affiliates (including, after the Effective Time, the Surviving Corporation) shall be required to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of its businesses, services or assets.

Section 6.6 Financing

(a) Each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange the Financing in a timely manner including using reasonable best efforts to (i) negotiate and enter into definitive agreements (the "Debt Financing Agreements") with respect to, and on the terms and conditions contained in, the Debt Financing Commitment Letter in a timely manner, the terms and conditions of which shall not expand the conditions to the closing of the Debt Financing contained in the Debt Financing Commitment Letter, (ii) satisfy, or cause its Representatives to satisfy, on a timely basis all conditions in the Debt Financing Agreements and the Equity Financing Commitment Letter that are within its control, (iii) cause the Lenders and any other Persons providing the Debt Financing to fund the Debt Financing at or prior to the Closing, (iv) subject to the terms and conditions of the Equity Financing Commitment Letter, cause the Sponsors to fund the Equity Financing at or prior to the Closing, and (v) subject to the terms and conditions of the Debt Financing Commitment Letter and the Equity Financing Commitment Letter, draw upon and consummate the Financing at or prior to the Closing.  If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment Letter or the Debt Financing Agreements, (x) Parent shall promptly so notify the Company, and (y) each of Parent and Merger Sub shall use its reasonable best efforts to arrange to obtain alternative debt financing from the same or alternate sources, as promptly as practicable following the occurrence of such event (and in any event no later than ten (10) Business Days prior to the End Date), on terms and conditions not materially less favorable, in the aggregate, to Parent and Merger Sub than those contained in the Debt Financing Commitment Letter, the Debt Financing Agreements and any related Fee Letter, in an amount sufficient (assuming (A) the Equity Financing is funded in accordance with the Equity Financing Commitment Letter, (B) the contributions contemplated by the Rollover Agreement are made in accordance with the terms of the Rollover Agreement, and (C) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 7.1 and Section 7.2 or the waiver of such conditions by Parent) to consummate the Merger and other transactions contemplated by this Agreement (the "Alternate Financing"), and to enter into new definitive agreements with respect to such Alternate Financing

(the "New Financing Documents").  For the purpose of the foregoing, Parent and Merger Sub shall, upon the request of the Company, execute such New Financing Documents or arrange for such Alternate Financing; provided that the terms and conditions thereof (including the flex provisions) are not materially less favorable to Parent and Merger Sub, in the aggregate, than those included in the Debt Financing Commitment Letter and the Debt Financing Agreements that such New Financing Documents are replacing.  In the event any New Financing Document is entered into, (A) any reference in this Agreement to the "Financing" or "Debt Financing" shall mean the debt financing contemplated by the Debt Financing Commitment Letter as modified pursuant to clause (B) below, (B) any reference in this Agreement to the "Financing Commitment Letter" or the "Debt Financing Commitment Letter" shall be deemed to include the Debt Financing Commitment Letter that is not superseded by a New Financing Document at the time in question and the New Financing Document to the extent then in effect and (C) any reference in this Agreement to "Fee Letter" shall be deemed to include any fee letter relating to the Debt Financing Commitment Letter that is not superseded by a New Financing Document at the time in question and the New Financing Documents to the extent then in effect.

(b) Neither Parent nor Merger Sub shall agree to or permit any amendments or modifications to, or grant any waivers of, any condition or other provision under the Financing Commitment Letters and the Debt Financing Agreements without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed) if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Financing (unless the Equity Financing or Debt Financing, as the case may be, is increased by an amount corresponding to such reduction) or (ii) impose new or additional conditions that would reasonably be expected to (A) prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement or (B) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Financing Commitment Letters or Debt Financing Agreements.  Neither Parent nor Merger Sub shall release or consent to the termination of the obligations of the Lenders or the Sponsors under the Financing Commitment Letters or Debt Financing Agreements, except as expressly contemplated thereby.

(c) Each of Parent and Merger Sub acknowledges and agrees that neither the obtaining of the Financing or any Alternate Financing is a condition to the Closing, and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any Alternate Financing, subject to the applicable conditions set forth in Article VII, the breach of which obligation will give rise to the remedies set forth in Section 8.2 or Section 9.6, as applicable.

(d) Parent shall (i) furnish the Company complete, correct and executed copies of the Debt Financing Agreements as promptly as practicable upon their execution, (ii) prior to the Closing, give the Company prompt notice of any material breach or threatened material breach by any party to the Financing Commitment Letters or the Debt Financing Agreements, of which Parent or Merger Sub becomes aware, or any termination thereof, and (iii) prior to the Closing, otherwise keep the Company reasonably informed on a reasonably current basis of the status of Parent and Merger Sub's efforts to arrange the Financing or any Alternate Financing.

(e) Each of Parent and Merger Sub shall use its reasonable best efforts to consummate the transactions contemplated by the Rollover Agreement immediately prior to the Closing on the terms and conditions described in the Rollover Agreements and shall not agree to any amendment or modification to be made to, or any waiver of any provision or remedy under, the Rollover Agreement and Section 2.1(b) of the Voting Agreements without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed) if such amendment, modification or waiver would reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

Section 6.7 Financing Assistance.  Prior to the Closing, the Company shall, and shall cause each wholly-owned Company Subsidiary to, and shall use its reasonable best efforts to cause the Company Subsidiaries (other than those that are wholly-owned by the Company) and Company Representatives to, at Parent's sole cost and expense, provide to Parent cooperation reasonably requested by Parent in connection with, and customary for, the arrangement of the Financing, including:

(a) participating in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies;

(b) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing; provided that any private placement memoranda or prospectuses shall contain disclosure and financial statements reflecting the Surviving Corporation and/or its Subsidiaries as the obligor;

(c) executing and delivering any pledge and security documents, currency or interest hedging arrangements, other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company or any borrowing Subsidiary with respect to solvency matters and consents of accountants for use of their reports in any materials relating to the Debt Financing) or otherwise reasonably facilitating the pledging of collateral (including delivery of pay-off letters and other cooperation in connection with the pay off of existing Indebtedness and the release of all related Liens); provided that such documents will not take effect until the Effective Time;

(d) furnishing Parent and its Financing sources as promptly as practicable with financial and other pertinent information regarding the Company and the Company Subsidiaries as may be reasonably requested by Parent, including all financial statements and projections and other pertinent information required by the Debt Financing Commitment Letter or as otherwise required in connection with the Debt Financing and the transactions contemplated by this Agreement (including information relating to the Company and Company Subsidiaries (including information to be used in the preparation of one or more information packages regarding the business, operations and business plan or budget of the Company and Company Subsidiaries) customary for the placement, arrangement and/or syndication of loans or distribution of debt contemplated by the Debt Financing Commitment Letter to assist in preparation of customary offering or information documents or rating agency or lender or investor presentations relating to such placement, arrangement and/or syndication of loans) (all such information in this clause (d), the "Required Financial Information");

(e) providing financial statements (excluding footnotes) to the extent the Company customarily prepares such financial statements within the time frame such statements are prepared;

(f) taking all actions reasonably necessary to (i) permit the prospective lenders involved in the Financing to evaluate the Company and the Company Subsidiaries' current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (ii) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing; provided that such accounts, agreements and arrangements should not become active or take effect until the Effective Time; and

(g) furnishing Parent and its Financing sources promptly with all documentation and other information required by Governmental Entities with respect to the Financing under applicable "know your customer" and anti-money laundering rules and regulations.

Nothing in this Section 6.7 shall require such cooperation to the extent it would (i) require the Company to pay or agree to pay any fees, reimburse any expenses or give any indemnities prior to the Effective Time (it being understood, however, the Company shall bear all costs and expenses of its annual audit) or (ii) unreasonably interfere with the ongoing operations of the Company or the Company Subsidiaries.  The effectiveness of any documents executed by the Company or any Company Subsidiary shall be subject to the Closing having occurred.  Parent or Merger Sub shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any Company Subsidiary or any of their Representatives in connection with such cooperation requested by Parent. All non-public or otherwise confidential information regarding the Company and its Subsidiaries obtained by Parent, Merger Sub, its Affiliates or their respective Representatives pursuant to this Section 6.7 shall be kept confidential in accordance with the terms of the NDA.  Parent and Merger Sub acknowledge and agree that the Company and its Affiliates and its and their respective Representatives shall not, prior to the Effective Time, be required to incur any liability to any person under any financing that Parent and Merger Sub may raise in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to this Section 6.7 for which they are not reimbursed or indemnified by Parent.  The Company hereby consents to the use of its and the Company Subsidiaries' logos in connection with the Debt Financing; provided that such logos shall be used in a manner that is not intended to or reasonably likely to harm, disparage or otherwise adversely affect the Company or any Company Subsidiary.

Section 6.8 Notices of Certain Events.  From and after the date of this Agreement until the Effective Time, each of the Company and Parent shall promptly notify the other orally and in writing of (a) the occurrence, or non-occurrence, of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any Party to effect the Merger or any of the other transactions contemplated by this Agreement not to be satisfied, (b) any Action commenced or, to any Party's knowledge, threatened against, such Party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated hereby (the "Transaction Litigation"), or (c) the failure of any such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which, individually or in the aggregate, would reasonably be expected to result in any condition to the obligations of any Party to effect the Merger not to be satisfied; provided that the delivery of any notice pursuant to this Section 6.8 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any of the conditions set forth in Article VII.

Section 6.9 Transaction Litigation.  The Company and Parent shall give each other the opportunity to participate in the defense, settlement and/or prosecution of any Transaction Litigation; provided that neither the Company nor any Subsidiary nor any Company Representative shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Transaction Litigation or consent to the same unless Parent shall have first consented thereto in writing (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.10 Publicity.

(a) The initial press release regarding the Merger shall be a joint press release by the Company and Parent, and thereafter (except with respect to a Company Adverse Recommendation Change, an Acquisition Proposal or a Superior Proposal or any action taken by the Company, the Company Board or the Special Committee permitted under Section 6.4) the Company and Parent each shall consult with the other prior to issuing any press releases or otherwise making public announcements (including conference calls with investors and analysts) with respect to the Merger or any other transactions contemplated by this Agreement. No Party shall issue any such press release or make any such public statement prior to such consultation, except to the extent the disclosing Party determines it is required to do so by applicable Law (including pursuant to applicable fiduciary duties) or any listing agreement with Nasdaq, in which case such Party shall use all reasonable efforts to consult with the other Party before issuing any such release or making any such public statement.

(b) Before any Merger Communication of the Company or any of its "participants" (as defined in Item 4 of Schedule 14A of the Exchange Act) is (i) disseminated to any investor, analyst, member of the media, employee, client, customer or other Third Party or otherwise made accessible on the website of the Company or such participant (whether in written, video or oral form via webcast, hyperlink or otherwise), or (ii) utilized by any executive officer, key employee or advisor of the Company or any such participant, as a script in discussions or meetings with any such Third Parties, the Company shall (or shall cause any such participant to) cooperate in good faith with Parent with respect to any such Merger

Communication for purposes of, among other things, determining whether that communication constitutes "soliciting material" that is required to be filed by Rule 14a-6(b) or Rule 14a-12(b) of the Exchange Act. The Company shall (or shall cause any such participant to) give reasonable and good faith consideration to any comments made by Parent and its counsel on any such Merger Communication.

Section 6.11 Resignation of Directors.  At the Closing, except as otherwise may be agreed by Parent, the Company shall deliver to Parent the resignation of all members of the Company Board who are in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time.

Section 6.12 Indemnification of Directors and Officers.

(a) From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, to the fullest extent required by the Company Articles of Incorporation and Company By-Laws and, without limiting the foregoing, as required pursuant to any indemnity agreements of the Company or any Company Subsidiary in effect on the date hereof, each present and former director and officer of the Company and each Company Subsidiary (collectively, the "Indemnified Parties") against any costs or expenses (including attorneys' fees and expenses), judgments, fines, losses, claims, settlements, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to such Indemnified Party's service as a director or officer of the Company or any Company Subsidiary or services performed by such Person at the request of the Company or any Company Subsidiary, including (i) any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, and (ii) any claim arising from the transactions contemplated herein, and any actions taken by Parent and/or Merger Sub with respect thereto (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries which is alleged to have rendered the Surviving Corporation and/or any of its Subsidiaries insolvent).  Out-of-pocket expenses (including attorneys' fees and expenses) actually incurred by any Indemnified Party in connection with the defense of any Action for which indemnification may be available hereunder shall, if requested by the Indemnified Party, be paid by the Surviving Corporation in advance of the final disposition of such Action (and in any event within thirty (30) days of request for reimbursement by such Indemnified Party) upon receipt of an irrevocable undertaking by the Indemnified Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified by the Surviving Corporation.

(b) Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the extension of the directors' and officers' liability coverage of the Company's existing directors' and officers' insurance policies, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company's current insurance carrier with respect to directors' and officers' liability insurance and fiduciary liability insurance (the "D&O Insurance") with terms, conditions, retentions and limits of liability that are at least as favorable as the coverage provided under the Company's existing policy with respect to any matter claimed against a director or officer of the Company or any Company Subsidiary by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that in no event shall Parent or the Surviving Corporation be required to expend for such policy pursuant to this sentence an annual premium amount in excess of 250% of the annual premiums currently paid by the Company for such insurance; provided, further that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.  Prior to the Effective Time, the Company may at its option purchase a six-year "tail" prepaid policy on terms and conditions no less advantageous to the Indemnified Parties than the Existing D&O Insurance and for a price no greater than $300,000. If such "tail" prepaid policy has been obtained by the Company prior to the Effective Time, Parent shall cause the Surviving Corporation to maintain such policy in full force and effect, and continue to honor the respective obligations thereunder and all other obligations under this Section 6.12(b) shall terminate.

(c) The provisions of this Section 6.12 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their respective heirs and representatives.

Section 6.13 State Takeover Statutes.  Parent, the Company and their respective Boards of Directors (or with respect to the Company, the Special Committee, if appropriate) shall (a) take all reasonable action necessary to ensure that no Takeover Statute is or becomes applicable to this Agreement or the transactions provided for in this Agreement and (b) if any Takeover Statute becomes applicable to this Agreement or the transactions contemplated by this Agreement, take all reasonable action necessary to ensure that the transactions provided for in this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Statute on this Agreement or the transactions provided for in this Agreement.

Section 6.14 Section 16 Matters.  Prior to the Effective Time, the Company shall use its reasonable best efforts to take all such steps as may be reasonably necessary and permitted to cause the transactions contemplated by this Agreement, including any dispositions of Company Shares (including derivative securities with respect to such Company Shares) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.15 Permits. The Company shall use its reasonable best efforts to obtain or cause to be obtained as soon as practicable, but in any event prior to the Effective Time, the items set forth in Section 6.15(a) of the Company Disclosure Schedule. The Company shall use its reasonable best efforts to submit or cause to be submitted all required application materials to the relevant Governmental Entities prior to the Effective Time for the purposes of obtaining the item set forth in Section 6.15(b) of the Company Disclosure Schedule.

Section 6.16 Adoption by Parent.  Promptly following the execution of this Agreement (and in any event prior to the Closing Date), Parent shall take all requisite action in accordance with FBCA and the Articles of Incorporation and By-laws of Merger Sub to adopt and approve this Agreement in its capacity as the sole shareholder of Merger Sub.

Section 6.17 Stock Exchange De-listing.  Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take or cause to be taken, and following the Effective Time, Parent shall take or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the Nasdaq to cause the delisting of the Company of the Company Shares from the Nasdaq as promptly as practicable after the Effective Time and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after such delisting.

Section 6.18 Other Actions.  Prior to the Effective Time, subject to Section 6.2 and Section 6.4 none of Parent, Merger Sub or the Company shall (i) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (ii) take any action or omission which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent, Merger Sub or the Company, as applicable, to consummate the Merger or the other transactions contemplated by this Agreement.

ARTICLE VII
CLOSING CONDITIONS

Section 7.1 Conditions to Obligations of Each Party Under This Agreement.  The respective obligations of each Party to effect the Merger and the other transactions contemplated herein shall be subject to the satisfaction or waiver (in the case of the Company, upon the approval of the Special Committee), at or prior to the Closing Date of the following conditions:

(a) Shareholder Approval.  The Shareholder Approval shall have been obtained.

(b) PRC Anti-Monopoly. The PRC Anti-Monopoly Bureau shall have issued a decision under the PRC Anti-Monopoly Law approving the Merger.

(c) No Injunctions or Restraints. No Order (whether temporary, preliminary or permanent in nature) issued by any court of competent jurisdiction or other restraint or prohibition of any Governmental Entity shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits or makes illegal the consummation of the Merger.

Section 7.2 Additional Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated herein are also subject to satisfaction as of the Closing of the following conditions, any one or more of which may be waived in writing by Parent:

(a) Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Section 4.2(a), Section 4.2(b), Section 4.3, Section 4.5(b), Section 4.8(ii) and Section 4.20, the representations and warranties of the Company contained in this Agreement shall be true and correct in all respects when made and as of the Closing as if made at such time (or, to the extent such representations and warranties speak as of a specified date, they need only be true and correct in all respects as of such specified date) interpreted without giving effect to the words "materially" or "material" or to any qualifications based on such terms or based on the defined term "Company Material Adverse Effect," except where the failure of such representations and warranties to be true and correct, in the aggregate, does not constitute a Company Material Adverse Effect, (ii) the representations and warranties set forth in Section 4.3 and Section 4.20 shall be true and correct in all material respects when made and as of the Closing as if made at such time (or, to the extent such representations and warranties speak as of a specified date, they need only be true and correct in all material respects as of such specified date) interpreted without giving effect to the words "materially" or "material" or to any qualifications based on such terms or based on the defined term "Company Material Adverse Effect," (iii) the representations and warranties set forth in Section 4.2(a) and Section 4.2(b) shall be true and correct in all respects when made and as of the Closing as if made at such time, except for inaccuracies that do not, individually or in the aggregate, require payments at the Closing under Section 3.1 or at or after the Closing under Section 3.5 in excess of $100,000 (or an equivalent amount in RMB), and (iv) the representations and warranties contained in Section 4.5(b) and Section 4.8(ii) shall be true and correct in all respects when made and as of the Closing as if made at such time.

(b) Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer's Certificate.  Parent shall have received a certificate of a duly authorized officer of the Company confirming the satisfaction of the conditions set forth in Section 7.2(a) and Section 7.2(b).

(d) No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

Section 7.3 Additional Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger and the other transactions contemplated herein are also subject to satisfaction as of the Closing of the following conditions, any one of which may be waived in writing by the Company:

(a) Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all respects when made and as of the Closing as if made at such time (or, to the extent such representations and warranties speak as of a specified date, they need only be true and correct in all respects as of such specified date) interpreted without giving effect to the words "materially" or "material" or to any qualifications based on such terms, except for such failure to be true and correct which, individually or in the aggregate, have not and would not reasonably be expected to prevent, materially delay or materially impede the performance by Parent or Merger Sub of its obligations under this Agreement.

(b) Agreements and Covenants.  Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Parent and/or Merger Sub on or prior to the Closing Date.

(c) Officer's Certificate.  The Company shall have received a certificate of a duly authorized officer of Parent confirming the satisfaction of the conditions set forth in Section 7.3(a) and Section 7.3(b).

Section 7.4 Frustration of Closing Conditions.  Prior to the End Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such Party's failure to act in good faith to comply with this Agreement and consummate the transactions provided for herein.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination.  This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time, by action taken or authorized by, (i) in the case of the Company, the Special Committee, and (ii) in the case of Parent, its Board of Directors, whether before or after the Shareholder Approval:

(a) By mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated by 11:59 p.m., Hong Kong time, on November 15, 2011 (the "End Date"); provided that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any Party whose material breach of any provision of this Agreement was the primary cause of the failure of the Merger to have been consummated prior to the End Date; provided, further that any purported termination of this Agreement under this Section 8.1(b)(i) shall be deemed a termination under Section 8.1(b)(iii) if, at the time of any such purported termination by the Company, either Parent or the Company is entitled to terminate this Agreement pursuant to Section 8.1(b)(iii);

(ii) if (x) any Order of any Governmental Entity having competent jurisdiction is entered enjoining the Company, Parent or Merger Sub from consummating the Merger and such Order has become final and nonappealable or (y) a Law shall have been enacted or promulgated or become applicable to the Parties or the transactions contemplated by this Agreement that makes consummation of the Merger illegal or otherwise prohibited; provided that prior to termination pursuant to this Section 8.1(b)(ii), each of the Parties shall have used its reasonable best efforts to resist, appeal, obtain consent under, resolve or lift, as applicable, the Order or Law and shall have complied in all material respects with its obligations under Section 6.5; provided, further that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any Party whose breach of any provision of this Agreement primarily results in the imposition of any such Order or the enactment, promulgation or applicability of such Law; or

(iii) if the Shareholder Approval is not obtained at the Company Shareholders Meeting or any adjournment thereof at which this Agreement has been voted upon;

(c) by the Company:

(i) if (x) Parent or Merger Sub shall have breached any of the covenants or agreements contained in this Agreement to be complied with by Parent or Merger Sub such that the closing condition set forth in Section 7.3(b) would not be satisfied or (y) there exists a breach of any representation or warranty of Parent or Merger Sub contained in this Agreement such that the closing condition set forth in Section 7.3(a) would not be satisfied, and, in the case of either (x) or (y), such breach is incapable of being cured by the End Date or is not cured by Parent of Merger Sub within thirty (30) calendar days after Parent or Merger Sub receives written notice of such breach from the Company; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement that would result in the closing conditions set forth in Section 7.2(a) or Section 7.2(b), as applicable, not being satisfied;

(ii) if (x) all of the conditions to closing contained in Section 7.1 and Section 7.2 have been satisfied or waived by Parent (other than those conditions that by their nature are to be satisfied at the Closing (but subject to their satisfaction or waiver by Parent at the Closing)), (y) on the last day of the Debt Financing Period, none of Parent, Merger Sub or the Surviving Corporation shall have received the proceeds of the Debt Financing in an amount sufficient to consummate the transactions contemplated by this Agreement and the failure to receive such proceeds is not caused by a material breach by Parent or Merger Sub of any of the covenants or agreements contained in this Agreement to be complied with by Parent or Merger Sub or a material breach of any representation or warranty of Parent or Merger Sub contained in this Agreement, and (z) Parent and Merger Sub fail to complete the Closing within two (2) Business Days following the date the Closing should have occurred pursuant to Section 2.2;

(iii) if (x) all of the conditions to closing contained in Section 7.1 and Section 7.2 have been satisfied or waived by Parent (other than those conditions that by their nature are to be satisfied at the Closing (but subject to their satisfaction or waiver by Parent at the Closing)), (y) Parent and Merger Sub fail to complete the Closing within two (2) Business Days following the date the Closing should have occurred pursuant to Section 2.2, and (z) (A) the Debt Financing has been funded or the Lenders have irrevocably confirmed in writing that all conditions to the funding of the Debt Financing have been satisfied (other than funding of the Equity Financing) and the Debt Financing will be funded during such period if the Equity Financing is funded during such period, or (B) on the last day of the Debt Financing Period, none of Parent, Merger Sub or the Surviving Corporation shall have received the proceeds of the Debt Financing in an amount sufficient to consummate the transactions contemplated by this Agreement and the failure to receive such proceeds is caused by a material breach by Parent or Merger Sub of any of the covenants or agreements contained in this Agreement to be complied with by Parent or Merger Sub or a material breach of any representation or warranty of Parent or Merger Sub contained in this Agreement;

(iv) if prior to the obtaining of the Shareholder Approval, (x) the Company Board has, upon recommendation of the Special Committee, authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal and (y) the Company has concurrently with the termination of this Agreement entered into, or immediately after the termination of this Agreement, enters into, an Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (x); provided that the right of the Company to terminate this Agreement pursuant to this Section 8.1(c)(iv) is conditioned on and subject to the concurrent or prior payment by the Company of the Company Termination Fee to the Fund Manager in accordance with Section 8.2(b)(i) and any purported termination pursuant to this Section 8.1(c)(iv) shall be void and of no force or effect if the Company shall not have paid the Company Termination Fee; provided, further that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(c)(iv) unless the Company has complied in all material respects with the requirements of Section 6.4 of this Agreement and the Company has complied in all respects with the requirements of Section 6.4(e) that the Company is required to satisfy before taking action pursuant to this Section 8.1(c)(iv); or

(v) if prior to the obtaining of the Shareholder Approval the Company has effected a Company Adverse Recommendation Change; provided that the right of the Company to terminate this Agreement pursuant to this Section 8.1(c)(v) is conditioned on and subject to the concurrent or prior payment by the Company of the Company Termination Fee to the Fund Manager in accordance with Section 8.2(b)(i) and any purported termination pursuant to this Section 8.1(c)(v) shall be void and of no force or effect if the Company shall not have paid the Company Termination Fee.

(d) by Parent:

(i) if (x) the Company shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Company such that the closing condition set forth in Section 7.2(b) would not be satisfied or (y) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the closing condition set forth in Section 7.2(a) would not be satisfied, and, in the case of either (x) or (y), such breach is incapable of being cured by the End Date or is not cured by the Company, in the case of a breach of Section 6.4, within five (5) calendar days after the Company receives written notice of such breach from Parent, and in the case of any other breach by the Company, within thirty (30) calendar days after the Company receives written notice of such breach from Parent or Merger Sub; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of Parent or Merger Sub contained in this Agreement that would result in the closing conditions set forth in Section 7.3(a) or Section 7.3(b), as applicable, not being satisfied; or

(ii) if the Company Board or any committee thereof shall have effected a Company Adverse Recommendation Change.

(e) Notice of Termination.  The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than under Section 8.1(a)) shall give written notice of such termination to the other Parties specifying the provision or provisions of this Section 8.1 pursuant to which such termination is purportedly effected.

Section 8.2 Effect of Termination; Termination Fee and Expense Reimbursement.

(a) Effect of Termination Generally. Except as otherwise set forth in this Section 8.2, in the event of a termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective officers, directors or Affiliates; provided that the provisions of Section 6.3(b), this Section 8.2, Article IX and the NDA shall remain in full force and effect and survive any termination of this Agreement. Notwithstanding the foregoing, in no event shall any Party (or any member of the Parent Group or Company Group) be liable for punitive damages.

(b) Company Termination Fee.  Subject to Section 8.2(f):

(i) In the event this Agreement is terminated by the Company pursuant to Section 8.1(c)(iv) or Section 8.1(c)(v), the Company shall pay the Company Termination Fee to the Fund Manager concurrently with or prior to such termination by wire transfer of same day funds to one or more accounts designated by the Fund Manager; provided that in the event this Agreement is terminated by the Company pursuant to Section 8.1(c)(v) prior to the Solicitation Period End Date without the Company having entered into an Alternative Acquisition Agreement prior to or concurrently with such termination, then (x) the Company shall pay 75% of the Company Termination Fee to the Fund Manager concurrently with or prior to such termination and (y) in the event the Company fails to enter into an Alternative Acquisition Agreement with any Person or group (other than Parent, Merger Sub or any Former Bidder) prior to the Solicitation Period End Date, then the Company shall pay the balance of such Company Termination Fee to the Fund Manager within two (2) Business Days after the Solicitation Period End Date.

(ii) In the event this Agreement is terminated by Parent pursuant to Section 8.1(d)(i) or Section 8.1(d)(ii), the Company shall pay the Company Termination Fee to the Fund Manager promptly, but in any event within two (2) Business Days after the date of such termination, by wire transfer of same day funds to one or more accounts designated by the Fund Manager; provided that in the event this Agreement is terminated by Parent pursuant to Section

8.1(d)(ii) prior to the Solicitation Period End Date without the Company having entered into an Alternative Acquisition Agreement prior to or concurrently with such termination, then (x) the Company shall pay 75% of the Company Termination Fee to the Fund Manager promptly, but in any event within two (2) Business Days after the date of such termination and (y) in the event the Company fails to enter into an Alternative Acquisition Agreement with any Person or group (other than Parent, Merger Sub or any Former Bidder) prior to the Solicitation Period End Date, then the Company shall pay the balance of such Company Termination Fee to the Fund Manager within two (2) Business Days after the Solicitation Period End Date.

(iii) In the event that (x) an Acquisition Proposal (or the intention of any Person to make an Acquisition Proposal), whether or not conditional, shall have been made public and not withdrawn prior to the termination of this Agreement, (y) this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii), and (z) after the date of this Agreement and prior to the first (1st) anniversary of the termination of this Agreement, the Company consummates an Acquisition Proposal (whether or not such Acquisition Proposal was the same Acquisition Proposal referred to in the preceding clause (x)), then the Company shall, on the date an Acquisition Proposal is consummated, pay the Company Termination Fee (less the amount of any Parent Expenses previously paid to Parent pursuant to Section 8.2(d), if any) to the Fund Manager by wire transfer of same day funds to one or more accounts designated by the Fund Manager; provided that for purposes of this Section 8.2(b)(iii), all percentages in the definition of Acquisition Proposal shall be replaced with 50%.

(iv) For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to be paid, the Company Termination Fee on more than one occasion.

(c) Parent Termination Fee.

(i) In the event that this Agreement is terminated by the Company in accordance with Section 8.1(c)(i), Section 8.1(c)(ii) or Section 8.1(c)(iii), then, subject to Section 8.2(f), Parent shall promptly, but in no event later than two (2) Business Days after the date of such termination, pay or cause to be paid to the Company (or its designees) an amount in cash equal to the Parent Termination Fee by wire transfer of same day funds to one or more accounts designated by the Company.

(ii) For the avoidance of doubt, in no event shall Parent be obligated to pay, or cause to be paid, the Parent Termination Fee on more than one occasion.

(d) Expense Reimbursement. In the event this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(b)(iii) under circumstances in which the Company Termination Fee is not then payable pursuant to Section 8.2(b), then the Company shall, within thirty (30) Business Days following receipt of an invoice therefor, reimburse the Fund Manager for all of Parent's reasonably documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Parent and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement (including the Financing) (the "Parent Expenses"), which amount shall in no event exceed $3,000,000 in the aggregate, by wire transfer of same day funds to one or more accounts designated by the Fund Manager; provided that the existence of circumstances which could require the Company Termination Fee to become subsequently payable by the Company pursuant to Section 8.2(b) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 8.2(d); provided, further that the payment by the Company of Parent Expenses pursuant to this Section 8.2(d) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee pursuant to Section 8.2(b) except to the extent indicated in Section 8.2(b).

(e) Acknowledgement.  Each Party acknowledges that (i) the agreements contained in this Section 8.2 are an integral part of the transactions contemplated in this Agreement, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.2(b) and Section 8.2(c) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and (iii) without the agreements contained in this Section 8.2, the Parties would not have entered into this Agreement.   If the Company or Parent fails to timely pay any amount due pursuant to this Section 8.2, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party for the payment set forth in this Section 8.2, such paying party shall pay the other party its reasonably documented costs and expenses (including reasonable legal fees and expenses) in connection with such Action, together with interest on such amount at the annual rate of five percent (5%) plus the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

(f) Limitations on Liabilities.

(i) Notwithstanding anything to the contrary in this Agreement, in the event that Parent or Merger Sub fails to effect the Closing when required by Section 2.2 for any reason or no reason or they otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, except for an order of specific performance as and only to the extent expressly permitted by Section 9.6, the Company's right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.2(c) and the guarantee of such obligations pursuant to the Limited Guarantee (subject to their terms, conditions and limitations), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company, the Company Subsidiaries and all members of the Company Group (as defined below)

against (A) Parent, Merger Sub or the Sponsors, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of Parent, Merger Sub or the Sponsors, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, Merger Sub or the Sponsors or (D) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (clauses A – D, collectively, the "Parent Group"), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise).  For the avoidance of doubt, neither Parent nor any member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the transactions contemplated hereby (including the Equity Financing Commitment Letter, the Limited Guarantee and the Debt Financing Commitment Letter) other than the payment of the Parent Termination Fee pursuant to Section 8.2(c) and in no event shall any of the Company, the Company Subsidiaries, the direct or indirect shareholders of the Company or any other Person, or any of their respective Affiliates or Representatives (collectively, the "Company Group") seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the transactions contemplated hereby (including the Equity Financing Commitment Letter, the Limited Guarantee and Debt Financing Commitment Letter), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.2(c) or the Guarantor to the extent provided in the Limited Guarantee. In no event shall the Company or any member of the Company Group be entitled to seek the remedy of specific performance of this Agreement other than as specifically set forth in Section 9.6.  For the avoidance of doubt, while the Company may pursue both a grant of specific performance as and only to the extent expressly permitted by Section 9.6 and the payment of the Parent Termination Fee pursuant to Section 8.2(c), under no circumstances shall the Company (or any member of the Company Group or any other Person) be permitted or entitled to receive both such grant of specific performance and payment of the Parent Termination Fee (or any other money damages).

(ii) Notwithstanding anything to the contrary in this Agreement, in the event that the Company fails to effect the Closing for any reason or no reason or otherwise breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, except for an order of specific performance as and only to the extent permitted by Section 9.6, Parent's right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.2(b) and/or the Parent Expenses pursuant to Section 8.2(d), as applicable, shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against the Company Group (other than the Rollover Shareholders pursuant to the terms of the Rollover Agreement and/or the Voting Shareholders pursuant to the terms of the Voting Agreements), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise).  For the avoidance of doubt, neither the Company nor any member of the Company Group (other than the Rollover Shareholders pursuant to the terms of the Rollover Agreement and/or the Voting Shareholders pursuant to the terms of the Voting Agreements) shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the transactions contemplated hereby (including the Financing and the Limited Guarantee) other than the payment of the Company Termination Fee pursuant to Section 8.2(c) and/or the Parent Expenses pursuant to Section 8.2(d) and in no event shall any of the members of the Parent Group seek, or permit to be sought, any monetary damages from any member of the Company Group (other than the Rollover Shareholders pursuant to the terms of the Rollover Agreement and/or the Voting Shareholders pursuant to the terms of the Voting Agreements) in connection with this Agreement or any of the transactions contemplated hereby (including the Financing and the Limited Guarantee), other than (without duplication) from the Company to the extent provided in Section 8.2(b) or Section 8.2(d).  For the avoidance of doubt, while Parent may pursue both a grant of specific performance as permitted by Section 9.6 and the payment of the Company Termination Fee and Parent Expenses pursuant to Section 8.2(b) and Section 8.2(d), respectively, under no circumstances shall Parent (or any member of the Parent Group or any other Person) be permitted or entitled to receive both such grant of specific performance and payment of the Company Termination Fee and/or the Parent Expenses (or any other money damages).

(iii) The Parties expressly acknowledge and agree that, with respect to any termination of this Agreement under circumstances in which any of the Company Termination Fee, the Parent Expenses or the Parent Termination Fee is payable pursuant to Section 8.2, payment of the Company Termination Fee, the Parent Expenses or the Parent Termination Fee, as required hereunder, shall constitute liquidated damages with respect to any claim for damages or any other claim which the Company, on the one hand, or Parent or Merger Sub, on the other hand, as the case may be, would otherwise be entitled to assert against Parent or Merger Sub, on the one hand, or the Company, on the other hand, as the case may be, or their respective assets, or against any of their respective employees or equityholders (without limiting any claims otherwise available to Parent against the Rollover Shareholders pursuant to the Rollover Agreement and/or the Voting Shareholders pursuant to the Voting Agreements) or any other member of the Parent Group or the Company Group, as the case may be, with respect to any such termination of this

Agreement. The Parties expressly acknowledge and agree that, in light of the difficulty of accurately determining actual damages with respect to the foregoing upon any such termination of this Agreement under circumstances in which any of the Company Termination Fee, the Parent Expenses or the Parent Termination Fee is payable pursuant to Section 8.2, the right to such payment (A) constitutes a reasonable estimate of the damages that will be suffered by reason of any such termination of this Agreement, and (B) shall be in full and complete satisfaction of any and all damages arising as a result of any such termination of this Agreement.

(iv) The provisions of this Section 8.2(f) are intended to be for the benefit of, and shall be enforceable by, each member of the Company Group and the Parent Group.

Section 8.3 Extension; Waiver.  At any time prior to the Effective Time, the Parties may, to the extent permitted by applicable Law and, in the case of the Company upon the approval of the Special Committee, subject to Section 8.4, (i) extend the time for the performance of any of the obligations or other acts of the other Parties, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein; provided that after any approval of this Agreement by the Company's shareholders, there may not be any extension or waiver of this Agreement which decreases the Merger Consideration or which adversely affects the rights of the Company's shareholders hereunder without the approval of such shareholders. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 8.4 Amendment.  This Agreement may be amended by the Parties by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided that the Company may only take such action with the approval of the Special Committee; provided, further that after approval of the Agreement by the shareholders of the Company, no amendment that, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such shareholders may be made without further Shareholder Approval. This Agreement may not be amended except by an instrument in writing signed by Parent and the Company.

ARTICLE IX
GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties and Covenants.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements of the Parties in this Agreement shall survive the Effective Time, other than (i) the covenants and agreements contained in this Article IX, the agreements of Parent, Merger Sub and the Company in Article III (Conversion of Securities; Exchange of Certificates), Section 6.9 (Indemnification of Directors and Officers) and Section 8.2 (Effect of Termination; Termination Fee and Expense Reimbursement), and (ii) those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, which shall survive the consummation of the Merger until fully performed.

Section 9.2 Notices.  Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission or by electronic mail (but only if followed by transmittal by overnight courier or hand for delivery on the next Business Day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by international overnight courier, in each case as follows:

If to Parent or Merger Sub, at:

Bain Capital Asia, LLC
47th Floor, Cheung Kong Center
2 Queen's Road, Central
Hong Kong
Attention:              Jonathan Zhu
Lihong Wang
Craig Boyce
Facsimile:              +852-3656-6801

with a copy (which shall not constitute notice) to:

Kirkland & Ellis International LLP
26th Floor, Gloucester Tower
The Landmark
15 Queen's Road, Central
Hong Kong
Attention:              David Patrick Eich
Jesse Sheley
Facsimile:              +852-3761-3301

If to the Company, at:

China Fire & Security Group, Inc.
B1-25 TYG Center, C2 Dongsanhuanbeilu
Chaoyang District, Beijing
China 100027
Attention:             Weigang Li
Brian Lin
Bin Gu
Facsimile:              +86-10-84417898

If to the Special Committee, addressed to it care of the Company, with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP
12th Floor East Tower, Twin Towers
B-12 Jianguomenwai Dajie
Beijing, 100022
China
Attn:  Ling Huang

Facsimile: +8610 6563 6005

Section 9.3 Fees and Expenses.  The Surviving Entity shall pay all charges and expenses, including those of the Paying Agent and all transfer, documentary, sales, use, stamp, registration and other similar such Taxes and fees (including penalties and interest), incurred in connection with the transactions contemplated by Article III.  Except as otherwise expressly set forth in this Agreement, all fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

Section 9.4 Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the greatest extent possible.

Section 9.5 Entire Agreement.  This Agreement (together with the Exhibits, Company Disclosure Schedule and the other documents delivered pursuant hereto), the Financing Commitment Letters, the Limited Guarantee, the Rollover Agreement, the Voting Agreements and the NDA constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof.

Section 9.6 Specific Performance

(a) The Parties agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with the terms hereof and that, subject to the limitations set forth in Section 9.6(b), each Party shall be entitled to specific performance of the terms and provisions hereof (including the other Parties' obligation to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement, in addition to any other remedy at law or equity. Subject to the limitations set forth in Section 9.6(b), each Party hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. If any Party brings any Action to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the Delaware court presiding over such Action.

(b) Notwithstanding anything in this Agreement to the contrary, the right of the Company to obtain an injunction, specific performance or other equitable relief to prevent breaches of this Agreement shall be limited to seeking (i) an injunction, specific performance or other equitable remedies to enforce Parent's obligation to cause the Equity Financing to be funded at the Effective Time but only in the event that (A) Parent and Merger Sub are required to consummate the Closing pursuant to Section 2.2, (B) the Debt Financing (and any Alternate Financing, if applicable) has been funded or the lenders party to the Debt Financing Commitment Letter have irrevocably confirmed in writing that all conditions to funding of the Debt Financing Commitment Letter have been satisfied (other than funding of the Equity Financing) and the Debt Financing will be funded in accordance with the terms of the Debt Financing Commitment Letter or the Debt Financing Agreements (and any New Financing Documents, if applicable) at the Effective Time if the Equity Financing is funded at the Effective Time, (C) the Company has irrevocably confirmed in writing that if the Financing (and any Alternate Financing, if applicable) is funded, then it would take such actions that are within its control to cause the consummation of the transactions contemplated by this Agreement to occur, and (D) the Equity Financing has not been funded and Parent and Merger Sub have not consummated the Merger, and (ii) an injunction to specifically enforce the obligations of Parent and Merger Sub set forth in Section 6.6.  For the avoidance of doubt, in no circumstance other than as expressly contemplated by this Section 9.6(b) shall the Company be entitled under this Agreement to enforce or seek to enforce specifically Parent's right to cause the Equity Financing to be funded if the Debt Financing has not been funded (or will not be funded at the Effective Time if the Equity Financing is funded at the Effective Time).

Section 9.7 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be construed, performed and enforced in accordance with the Laws of the State of Delaware without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction other than the State of Delaware except that matters relating to the fiduciary duties of the Company Board and internal corporate affairs of the Company shall be governed by the Laws of the State of Florida. Any Action (whether sounding in contract, tort, equity or otherwise) arising out of or relating to this Agreement, the Limited Guarantee, the Equity Financing Commitment Letter, the Debt Financing Commitment Letter, the Rollover Agreement, the Voting Agreements or the transactions contemplated hereby or thereby, including any Action against any member of the Parent Group, shall be brought solely and exclusively in the Court of Chancery of the State of Delaware; provided that if (and only after) such court determines that it lacks subject matter jurisdiction over any such Action, such Action shall be brought solely and exclusively in the United States District Court for the District of Delaware; provided, further that if (and only after) both the Court of Chancery of the State of Delaware and the United States District Court for the District of Delaware determine that they lack subject matter jurisdiction over any such Action, such Action shall be brought solely and exclusively in the United States District Court for the Southern District of New York. Each of the Parties hereto agrees that a final judgment (subject to any appeals therefrom) in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each Party hereby irrevocably submits to the exclusive jurisdiction of such courts in respect of any such Action, and hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in any such court in accordance with the provisions of this Section 9.7.  Each of the Parties hereto hereby irrevocably waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in any such court.  Each of the Parties hereto hereby irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 9.2 (Notices).  Nothing in this Agreement or any of the other Transaction Agreements will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

(b) Each Party acknowledges and agrees that any Action which may arise under or relate to this Agreement or the other Transaction Agreements is likely to involve complicated and difficult issues, and therefore each such Party hereby irrevocably and unconditionally waives any right such Party may have to a trial by jury in respect of any Action directly or indirectly arising out of or relating to this Agreement or the other Transaction Agreements or the transactions contemplated hereby or thereby, including any controversy or Action involving any member of the Parent Group under any such agreement.  Each Party certifies and acknowledges that (i) no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of Action, seek to enforce the foregoing waiver, (ii) each Party understands and has considered the implications of this waiver, (iii) each Party makes this waiver voluntarily, and (iv) each Party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.7(b).

Section 9.8 No Third-Party Beneficiaries.  Except as provided in Section 6.3(b) (Confidentiality and Restrictions), Section 6.12 (Indemnification of Directors and Officers), Section 8.2(f) (Limitations on Liabilities), Section 9.6 (Specific Performance), Section 9.7 (Governing Law; Exclusive Jurisdiction; Waiver of Jury Trial) and this Section 9.8 (No Third-Party Beneficiaries), each of Parent and the Company hereby agrees that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.  The Parties hereto further agree that the rights of third party beneficiaries under Section 6.12 shall not arise unless and until the Effective Time occurs. The Fund Manager shall be a third party beneficiary of this Agreement with respect to the right to receive the Company Termination Fee pursuant to Section 8.2(b) and Parent Expenses pursuant to Section 8.2(d).  The Fund Manager may assign its right to receive the Company Termination Fee and the Parent Expenses to one or more Persons in its sole discretion.

Section 9.9 Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties; provided that prior to the Closing, Parent and Merger Sub may assign all (but not less than all) of their rights and obligations hereunder to a direct or indirect wholly-owned Subsidiary of (x) Parent or (y) the Sponsors (or any other investment fund advised or managed by the Fund Manager) (provided that such assignment shall not (a) materially affect the obligations of the Sponsors under the Equity Financing Commitment Letter, the Lenders under the Debt Financing Commitment Letter or the Guarantor under the Limited Guarantee, (b) impede, delay or adversely affect in any material respect the consummation of the transactions contemplated hereby, including the Merger, or otherwise impede in any material respect the rights of the Company or the shareholders of the Company hereunder) or (c) be effected in favor of any entity that competes or is likely to compete with the Company or any Company Subsidiary).  No assignment by any Party shall relieve such Party of any of its obligations hereunder.  Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 9.10 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action.  Whenever this Agreement requires a Company Subsidiary to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

Section 9.11 Mutual Drafting.  Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties.

Section 9.12 Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.13 Counterparts.  This Agreement may be executed by facsimile and in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature page follows.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AMBER PARENT LIMITED

By: /s/ Paul Edgerley
Name: Paul Edgerley
Title: Director

AMBER MERGERCO, INC.

By: /s/ Paul Edgerley
Name: Paul Edgerley
Title: President and Secretary

CHINA FIRE & SECURITY GROUP, INC.

By: /s/ Albert McLelland
Name: Albert McLelland
Title: Chairman Special Committee

 Signature Page to Agreement and Plan of Merger